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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING S.A.

Dear Shareholder:

        The Annual General Meeting of Shareholders of SBS Broadcasting S.A. (the "Company" or "SBS") will be held on December 5, 2003 at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg. Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an extension of the five-year term for the authorized capital of the Company.

        Because the Company is a Luxembourg corporation, its affairs are governed by the provisions of Luxembourg company law. Under the provisions of Luxembourg company law and of the Company's Articles of Incorporation, the Annual General Meeting must be held in Luxembourg and the Company's financial statements for 2002 must be submitted to shareholders on a consolidated and an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg ("Luxembourg GAAP"). The Company's financial statements for 2002 were also prepared on a consolidated basis in accordance with generally accepted accounting principles in the United States ("US GAAP").

        Enclosed with this mailing are the Notice of Annual General Meeting of Shareholders, the Notice of Extraordinary General Meeting of Shareholders, a Proxy Statement describing the business to be transacted at the meetings and a proxy card relating thereto, the Company's audited consolidated and unconsolidated financial statements for 2002 prepared in accordance with Luxembourg GAAP and its Annual Report on Form 20-F (without exhibits) for 2002, which includes the audited consolidated financial statements of the Company for 2002 prepared in accordance with US GAAP.

        The Company has for many years used a share incentive plan as a key part of its remuneration package. This has enabled the Company to recruit and retain key employees and to align part of their rewards with the results the Company delivers to shareholders. The current plan, established in 1994, expires in 2004 and the Company will need a replacement plan.

        Executive incentive plans have changed dramatically since the 1994 Plan was approved by shareholders. Many companies are introducing more flexible equity-based incentive plans that allow companies to award stock options, stock appreciation rights (SARs), restricted stock and restricted stock units. The proposed 2004 Share Incentive Plan put forward for your approval reflects current market practice. The flexibility introduced by the new plan will help the Company to tailor its share incentives for participants in the most appropriate manner.

        A summary of the principal features of the proposed 2004 Share Incentive Plan is set out in the attached Proxy. A copy of the draft rules will be available for inspection at the registered office of the Company and at the Annual General Meeting of the Company.

        The Board of Directors believes that the proposed 2004 Share Incentive Plan is in the best interests of the Company and its shareholders and recommends that you vote in favor of its adoption.

        Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and at the Extraordinary General Meeting. Please mail your proxy promptly to ensure that your proxy will be received in time for the meetings.

        I recommend you vote your proxy as recommended by the Board of Directors on the enclosed Proxy Card.

                      Sincerely,

                      Harry Evans Sloan
                       Executive Chairman

October 23, 2003

SBS BROADCASTING S.A.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on December 5, 2003

        The Annual General Meeting of Shareholders of SBS will be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 5, 2003 at 9:00 a.m. for the following purposes:

1.
To provide information required to be presented under Article 57 of the Luxembourg Company Law;

2.
To elect ten Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified;

3.
To authorize the repurchase by the Company of up to 10% of its subscribed capital at prevailing prices but in no event for an amount less than €2.00 par value per common share (the "Common Share") of the Company or greater than €40.00 per Common Share to be effected from time to time as directed by the Company's Board of Directors, and such authorization to be valid for a duration of 18 months commencing on the date of the Annual General Meeting;

4.
To approve the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2002, which consist of a balance sheet, profit and loss account and notes to the accounts, prepared in accordance with Luxembourg GAAP, following the presentation of the reports by the statutory auditor of the Company to the General Meeting of Shareholders, in accordance with Luxembourg law;

5.
To approve the determination by the Board of Directors that no dividends for the year ended December 31, 2002, shall be distributed by the Company to its shareholders and all undistributed profits or losses are to be transferred to the retained earnings of the Company;

6.
To discharge the Board of Directors and statutory auditors of the Company in respect of the proper performance of their duties for the year ended December 31, 2002;

7.
To appoint Ernst & Young, Société Anonyme, as the statutory auditor of the Company's consolidated and unconsolidated financial statements for the year ended December 31, 2003, and to appoint Ernst & Young Accountants as the independent auditor of the Company's consolidated financial statements for the year ended December 31, 2003; and

8.
To approve the adoption of the Company's 2004 Share Incentive Plan, pursuant to which an aggregate of 2,500,000 Common Shares will be authorized for issuance to participants under the Plan.

        Under Luxembourg Law, an affirmative vote of a majority of the Common Shares present, or represented, and entitled to vote at the Annual General Meeting is required for approval of the above matters.

        An Extraordinary General Meeting of Shareholders of the Company will be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 5, 2003, immediately following the conclusion of the Annual General Meeting of Shareholders for the following purpose:

1.
To approve an extension of the five-year term for the authorized capital of the Company.

        Under Luxembourg Law, a quorum of fifty percent of the outstanding Common Shares and the affirmative vote of two-thirds of the Common Shares present, or represented, and entitled to vote at the Extraordinary General Meeting are required for approval of the above matter.

        The Board of Directors of the Company has determined that shareholders of record at the close of business on October 7, 2003, will be entitled to vote at the Annual General Meeting and at the Extraordinary General Meeting and at any adjournments thereof.

                           SBS BROADCASTING S.A.

                           Erik T. Moe
                            Corporate Secretary

October 23, 2003

YOUR VOTE IS IMPORTANT

        NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED CARD, DATE, SIGN AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

SBS BROADCASTING S.A.

Registered office:	Mailing address for proxies:
8-10 rue Mathias Hardt	Proxy Services
L-1717 Luxembourg	Equiserve Trust Company NA P. O. Box 43010 Providence, RI 02940-3010 USA

PROXY STATEMENT

        The accompanying proxy is being solicited by the Board of Directors of SBS for use at (i) the Annual General Meeting of Shareholders of the Company to be held on December 5, 2003, at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, and at any adjournment thereof, and (ii) an Extraordinary General Meeting of Shareholders of the Company to be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 5, 2003, immediately following the conclusion of the Annual General Meeting of Shareholders and at any adjournment thereof.

        All Common Shares represented by each properly executed unrevoked proxy received in time for the Annual General Meeting and the Extraordinary General Meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of the Company, at the Company's registered office set forth above, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the Annual General Meeting or at the Extraordinary General Meeting should such shareholder desire to vote in person.

        Votes cast by proxy or in person at the Annual General Meeting or at the Extraordinary General Meeting will be counted by the persons appointed to act as election inspectors for the meetings. The election inspectors will treat shares referred to as "broker non-votes" (i.e., shares held by a broker or nominee as to which the broker or nominee has not received instructions from the beneficial owner or person entitled to vote and which the broker or nominee does not have authority to vote on a particular matter) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of the mail, but directors, officers and regular employees of the Company may solicit proxies personally or by telephone or special letter without additional compensation. The Company also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        On October 7, 2003, the record date for determining shareholders entitled to notice of and to vote at the Annual General Meeting and the Extraordinary General Meeting, 29,553,617 Common Shares of the Company were outstanding. Only shareholders of record on such date are entitled to notice of and to vote at the Annual General Meeting and the Extraordinary General Meeting and at any adjournments thereof. Each shareholder of record is entitled to one vote for each Common Share held on all matters to come before the Annual General Meeting or the Extraordinary General Meeting and at any adjournments thereof.

        The following table sets forth information as of October 7, 2003, with respect to the beneficial ownership of the Common Shares of the Company by each person who is known by the Company to beneficially own more than 5% of the Common Shares of the Company, each director of the Company, each nominee to the Board of Directors, each executive officer other than Messrs. Sloan and Tellenbach, and all directors, director nominees and executive officers as a group other than Mr. Sloan. None of the following shareholders have different voting rights with respect to Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UnitedGlobalCom Europe B.V.(2)	6,000,000	20.3%
Janus Capital Management LLC (3)	2,090,810	7.1%
EnTrust Capital Inc.(4)	2,075,482	7.0%
OZ Management LLC(5)	2,032,300	6.9%
Capital Research and Management Company(6)	1,918,000	6.5%
SMALLCAP World Fund, Inc(6)	1,800,000	6.1%
Reed Conner & Birdwell Investments LLC(7)	1,901,286	6.4%
State Farm Insurance Companies(8)	1,593,181	5.4%
Directors and Director Nominees
Harry Evans Sloan(9)	3,492,170	10.8%
Michael Finkelstein(10)	559,636	1.9%
Anthony Ghee	—	—
Herbert G. Kloiber(11)	675,000	2.3%
Benjamin H. Lorenz	—	—
Edward McKinley(12)	20,000	*
James McNamara(13)	100,000	*
Shane O'Neill	—	—
Mark Schneider(14)	—	—
Markus Tellenbach(15)	400,000	1.3%
Other Executive Officers
Juergen von Schwerin(16)	100,000	*
Erik T. Moe(17)	110,000	*
Frank Eijken(18)	30,405	*
Eric Hansen(19)	9,239	*
All directors, director nominees and executive officers as a group other than founder and Executive Chairman, Mr. Harry Evans Sloan (13 persons)(20)	2,004,280	6.8%

*
Less than 1.0%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options held by such person that are currently exercisable or that become exercisable within 60 days following October 7, 2003, are deemed outstanding. However, such shares are not deemed outstanding for purpose of computing the percentage of ownership of any other person.

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(2)
As part of the recapitalisation process of United Pan-Europe Communications N.V. ("UPC"), in April 2003, the 6,000,000 Common Shares, representing 20.3% of the Company's outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to UnitedGlobalCom Europe B.V. ("UGC Europe"), a wholly owned Dutch subsidiary of UnitedGlobalCom, Inc. ("UGC"). The Board of Directors of SBS initially authorized UPC and, in March 2003, authorized UGC Europe to own 6,000,000 Common Shares and, consequently, to exceed the share ownership limit contained in SBS's Articles of Incorporation, which limits any person or entity from owning more than 20% of the Company's Common Shares without the prior approval of the Company's Board of Directors. Except as set forth below, the acquisition of any additional Common Shares by UGC Europe would therefore require the prior approval of the Board of Directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGC Holdings, Inc. ("UGCH") and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain its percentage ownership in the Company in the event the Company determines to sell in a transaction for cash Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH, UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe. See "Presentation of Information".

(3)
According to the amendment to the Schedule 13G filed with the SEC on February 14, 2003, Janus Capital Management LLC ("Janus Capital") has sole voting and dispositive power with respect to 2,090,810 Common Shares. Janus Capital has an indirect ownership stake in Bay Isle Financial LLC ("Bay Island") and an indirect 50.1% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above structure, holdings for Janus Capital, Bay Island and INTECH are aggregated. Janus Capital, Bay Island and INTECH are registered investment advisers to various investment companies, individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-advisor to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,090,810 Common Shares held by such Managed Portfolios. Janus Capital does not have the right to receive dividends from, or the proceeds from the sale of the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(4)
According to the amendment to the Schedule 13G filed with the SEC on February 14, 2003, EnTrust Capital Inc. ("Entrust Capital") has shared voting and shared dispositive power with respect to 2,075,482 Common Shares. Entrust Capital is a registered investment advisor. According to the Schedule 13G/A, the Common Shares are deemed to be beneficially owned by the reporting persons, Messrs. Horowitz, Hymowitz and Fife, reported herein by reason of their positions as Principals of Entrust Capital.

(5)
According the Schedule 13G filed with the SEC on July 14, 2003, OZ Management LLC ("OZ Management") has sole voting and sole dispositive power with respect to 2,032,300 Common Shares. OZ Management serves as principal investment manager to a number of discretionary and investment entities, including OZ Master Fund Ltd. and certain managed accounts with respect to which OZ Management has sole voting and sole dispositive authority over the securities reported.

(6)
According to the amendment to the Schedule 13G filed with the SEC on February 13, 2003, by Capital Research and Management Company and SMALLCAP World Fund, Inc., Capital Research and Management Company has sole dispositive power with respect to 1,918,000 Common Shares, and SMALLCAP World Fund has sole voting power with respect to 1,800,000 Common Shares. Capital Research and Management Company are registered investment advisors and SMALLCAP World Fund, Inc. is an investment company to which Capital Research and Management Company provides investment advice. Capital Research and Management Company disclaims beneficial ownership with respect to all 1,918,000 Common Shares.

(7)
According to the Schedule 13G filed with the SEC on February 14, 2003, Reed Conner & Birdwell Investments LLC ("Reed Conner") has sole voting and dispositive power with respect to 1,901,286 Common Shares. Reed Conner provides investment services to individuals, trusts and corporations and claim ownership of the 1,901,286 Common Shares on behalf of other persons.

(8)
According to the amendment to the Schedule 13G filed with the SEC on February 10, 2003, State Farm Mutual Automobile Insurance Company has sole voting and dispositive power with respect to 343,500 Common Shares, State Farm Investment Management Corp. has sole voting and dispositive power with respect to 360,181 Common Shares, State Farm Insurance Companies Employment Retirement Trust has sole voting and dispositive power with respect to 450,000 Common Shares and State Farm Insurance Companies Savings and Thrift Plan for US Employees has sole voting and dispositive power with respect to 439,500 Common Shares. Each State Farm entity referenced above disclaims beneficial ownership with respect to such shares as to which such holder has no right to receive the proceeds of sale of the securities and disclaims that it is part of a "group".

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(9)
Includes: (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 146,743 Common Shares owned by Mr. Sloan; and (3) 2,672,804 Common Shares that Mr. Sloan has an option to acquire that is currently exercisable. Excludes 333,337 Common Shares that Mr. Sloan has an option to acquire under his employment agreement that is not exercisable within 60 days of October 7, 2003.

(10)
Includes: (1) 116,300 Common Shares owned by Mr. Finkelstein; and (2) the option to purchase 443,336 Common Shares that is currently exercisable. Mr. Finkelstein retired as Chief Executive Officer of SBS in August 2002, but remains Vice Chairman of the Board of Directors of the Company.

(11)
These Common Shares are owned by Tele-Munchen Fernseh GmbH & Co., of which Dr. Kloiber is a majority shareholder and serves as Chairman.

(12)
These Common Shares are owned by Mr. McKinley.

(13)
These Common Shares are owned by Mr. McNamara.

(14)
Does not include 6,000,000 Common Shares owned by UGC Europe. Mr. Schneider is UGC Europe's designee to the Board of Directors of SBS. Mr. Schneider disclaims beneficial ownership of these shares.

(15)
Includes the option to purchase 400,000 Common Shares that is currently exercisable. Excludes the option to acquire 200,000 Common Shares that is not exercisable within 60 days of October 7, 2003.

(16)
Includes the option to purchase 100,000 Common Shares that is currently exercisable. Excludes the option to acquire 60,000 Common Shares that is not exercisable within 60 days of October 7, 2003.

(17)
Includes the option to purchase 110,000 Common Shares that is currently exercisable. Excludes the option to acquire 50,000 Common Shares that is not exercisable within 60 days of October 7, 2003.

(18)
Includes: (1) 1,238 Common Shares owned by Mr. Eijken; and (2) the option to purchase 29,167 Common Shares that is currently exercisable. Excludes the option to acquire 83,333 Common Shares that is not exercisable within 60 days of October 7, 2003.

(19)
Includes (1) 489 Common Shares owned by Mr. Hansen; and (2) the option to purchase 8,750 Common Shares that is currently exercisable. Excludes the option to acquire 4,000 Common Shares that is not exercisable within 60 days of October 7, 2003.

(20)
Includes: (1) 1,091,253 Common Shares purchasable upon exercise of options that are currently exercisable or will become exercisable within 60 days of October 7, 2003, that are owned by directors, director nominees and executive officers; and (2) 913,027 Common Shares beneficially owned by directors, director nominees and executive officers. Excludes 406,874 Common Shares purchasable upon the exercise of options by directors, director nominees and executive officers that are not exercisable within 60 days of October 7, 2003.

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ACTIONS TO BE TAKEN AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS

PRESENTATION OF INFORMATION

        In December 2002, the Company entered into several agreements with International Trading and Investment Holdings SA ("ITI"), one of which provided for the sale of 2.6% equity interest in TVN Sp.z o.o ("TVN") to a subsidiary of ITI, ITI TV Holdings Ltd. for a cash consideration of US$11 million. As a result of the transaction, ITI owns 69.6% equity interest in TVN and SBS owns the remaining 30.4%. Mr. Jan Wejchert, one of the founders and Chief Executive Officer of ITI, is a 49% shareholder of ITI TV Holdings Ltd., did not participate in the Board's decision to approve the foregoing agreements. Mr. Wejchert resigned from the Board of Directors of SBS on August 21, 2003.

        In April 2003, as part of its recapitalisation process, UPC sold its 6,000,000 Common Shares in SBS to UGC Europe, a wholly owned Dutch subsidiary of UGC. In connection with the share transfer agreements, SBS, UPC, UGCH and UGC Europe entered into a novation agreement dated April 8, 2003. Under the novation agreement, UGC Europe will perform all obligations and assume all liabilities of UPC under the 2000 private placement agreement with SBS and all rights and benefits of UPC arising from or under the private placement agreement and any related instruments were assigned to UGC Europe. Mr. Schneider did not participate in the Board's decision to approve the novation agreement. See also "Security Ownership of Principal Shareholders and Management" and "Arrangements for Election of Directors".

        The foregoing information is presented pursuant to Article 57 of the Luxembourg Company Law and does not require shareholder approval.

ANNUAL GENERAL MEETING

        The Articles of Incorporation of the Company provide that the Annual General Meeting of Shareholders shall be held in Luxembourg at the registered office of the Company, or at such other place in Luxembourg as may be specified in the notice of meeting, on the first Friday in December at 9:00 a.m.

ELECTION OF DIRECTORS

        The Company's Articles of Incorporation provide that the Board of Directors shall consist of at least five persons. Currently there are ten directors. The Board of Directors has recommended ten nominees for election as directors of the Company. Persons are elected directors by a simple majority of the shareholders present and voting. For the purpose of electing directors, each shareholder is entitled to one vote for each Common Share held in respect of each of the ten directors to be elected.

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        The accompanying proxy solicited by the Board of Directors will be voted for the election of the ten nominees named below, unless the proxy card is marked to withhold authority to vote. Each nominee is currently a member of the Company's Board of Directors and was previously elected to the present term of office by the shareholders of the Company.

        The nominees for election are:

Harry Evans Sloan	Edward McKinley
Michael Finkelstein	James McNamara
Anthony Ghee	Shane O'Neill
Dr. Herbert G. Kloiber	Mark Schneider
Benjamin H. Lorenz	Markus Tellenbach

        If any of the nominees should become unavailable for election to the Board of Directors, the persons named in the proxy or their substitutes shall be entitled to vote for a substitute to be designated by the Board of Directors. The Board of Directors has no reason to believe that it will be necessary to designate a substitute nominee.

Information Regarding Nominees for Election to the Board of Directors

        Set forth below is information regarding each nominee to serve on the Board of Directors. The ages shown in parentheses below are as of October 7, 2003.

        Mr. Sloan (53) has served as Executive Chairman since September 2002, and Chairman of the Board since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. and Lions Gate Entertainment Corp. Mr. Sloan is a citizen of the United States.

        Mr. Finkelstein (67) has served as Vice Chairman of the Board of SBS since February 1998. Mr. Finkelstein has served as a non-executive director of the Company since April 1997, with the exception of the period from September 2001 to August 2002, when he served as Chief Executive Officer of the Company. From 1989 until 1997, Mr. Finkelstein was the founder and Chairman and Chief Executive Officer of Renaissance Communications Corporation, which owned and operated television stations in the United States. Mr. Finkelstein is a citizen of the United States.

        Mr. Ghee (46) has served as a director of SBS since October 1994. Since May 1, 2003, Mr. Ghee has been a partner in the Anglo/German law firm Taylor Wessing, where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. Prior to that, he was a partner in the English law firm Ashurst Morris Crisp. He has been SBS's principal European media law adviser since 1990 and served as Company Secretary of SBS from October 1992 until December 1996. Mr. Ghee also serves as a director of Fireworks Entertainment (UK) Limited. Taylor Wessing (and previously Ashurst Morris Crisp) provides legal services to SBS from time to time as and when requested by management. From January 1, 2003 to April 30, 2003, Ashurst Morris Crisp received fees from SBS in the amount of approximately €36,000 and from May 1, 2003 to September 30, 2003, Taylor Wessing received fees from SBS in the amount of approximately €3,000. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Dr. Herbert Kloiber (55) has served as a director of SBS since April 1998. Dr. Kloiber is Managing Director of Tele München Group and has held this position since 1977. Tele München Group is one of Germany's leading television production and distribution companies. Dr. Kloiber is a member of the Advisory Board of one of Germany's largest banks, Bayerische Hypo-und Vereinsbank AG and a member of the Supervisory Board of the Bavarian Film Funding Organization. He also serves as Chairman of the Supervisory Board of RTL II Fernsehen GmbH & Co., Munich, and Chairman of the Supervisory Board of ATV Privatfernseh-GmbH, Vienna. Dr. Kloiber is a citizen of Austria.

6

        Mr. Lorenz (54) has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley (51) has served as a director of SBS since March 2002. Mr. McKinley is a Senior Advisor at Warburg Pincus LLC. Between 1993 and 2002, he was responsible for the company's private equity activity in Europe. Mr. McKinley has been with Warburg Pincus for over 20 years. Prior to taking on his responsibilities in Europe, he opened and ran the firm's office in Los Angeles. Prior to joining Warburg Pincus, he was a consultant with McKinsey & Co., Inc. for four years in New York. Mr. McKinley is a citizen of the United States.

        Mr. McNamara (49) has served as a director of SBS since July 1998. Mr. McNamara is President and Chief Executive Officer of Telemundo Communications Group and has held this position since August 1999. From 1996 until 1998, Mr. McNamara was President of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill (42) has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer and President of Chello Media. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a director of Primacom AG and UPC. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider (48) has served as director of SBS since December 1999. Mr. Schneider serves as a member of the Board of Directors of UGCH, the largest shareholder of UPC. From April 1997 until September 2001, Mr. Schneider was Chairman of UPC's Management Board and served as President and subsequently as Chief Executive Officer of UPC. UGC Europe, a wholly owned Dutch subsidiary of UGC, owns 6,000,000 of the Company's Common Shares. See "Presentation of Information" and "Arrangements for Election of Directors". Mr. Schneider is a director of ispire corporation ltd., United Communications Ltd and ZeniMax Media Inc. Mr. Schneider is a citizen of the United States.

        Mr. Tellenbach (43) has served as a director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002, and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chief Executive Officer of KirchPay TV GmbH & Co., and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general television entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

EXECUTIVE OFFICERS

        In addition to Harry Sloan, Executive Chairman, and Markus Tellenbach, President and Chief Executive Officer, the Company's other executive officers are: Juergen von Schwerin, Chief Financial Officer and Senior Vice President; Erik Tanner Moe, Senior Vice President Legal & Business Affairs, General Counsel and Company Secretary; Frank Eijken, Senior Vice President Sales & Marketing, and Eric Hansen, Senior Vice President Radio Division. Set forth below is information regarding Messrs. von Schwerin, Moe, Hansen and Eijken. The ages shown in parentheses below are as of October 7, 2003.

        Mr. von Schwerin (46) has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2001, Mr. von Schwerin served in several managing director positions with ProSiebenSat.1 Group of companies, as well as Head of Finance of MGM Media Gruppe München. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

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        Mr. Moe (45) has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Ltd. (CME). From 1994 to 1997, Mr. Moe worked as an attorney with the international law firm Shearman & Sterling in New York, specialising in international finance. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken (48) has served as Senior Vice President Sales & Marketing since January 2003. From 2000, Mr. Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was Managing Director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in the Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a citizen of The Netherlands.

        Mr. Hansen (45) has served as Senior Vice President Radio Division since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. From 1989 to August 2002, Mr. Hansen worked at The Voice, a Copenhagen-based radio station and a subsidiary of SBS, where he began as Sales Director. He became General Manager of The Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen is a citizen of Denmark.

Arrangements for Election of Directors

        Pursuant to the 2000 private placement agreement, SBS agreed to nominate one UPC designee for election as a director of SBS so long as UGCH and its affiliated companies hold at least 3,000,000 Common Shares and eight percent of SBS's outstanding Common Shares. Mark Schneider is currently UPC's designee. Pursuant to the novation agreement dated April 8, 2003, all rights and benefits of UPC under the private placement and any related instruments were assigned to UGC Europe, including the right to designate one director for nomination to the SBS Board. See "Presentation of Information". UGC Europe has designated Mark Schneider as its nominee for election to the SBS Board of Directors at the 2003 Annual General Meeting of Shareholders.

Directors' Fees and Expenses

        To date, non-executive directors of the Company have received no fees or other compensation for serving as a director. In order to attract and retain highly qualified directors, going forward the Company intends to compensate non-executive directors for serving on the Board with cash or share incentives or a combination thereof. Directors are entitled to reimbursement of expenses incurred in connection with attending meetings of the Board of Directors or its committees.

Meetings and Committees of the Board of Directors

        The Board of Directors held seven meetings during 2002 and has held six meetings to date in 2003. The Board of Directors intends to continue to hold regular board meetings on a quarterly basis. The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee. Ad hoc committees of members of the Board of Directors are convened periodically to deal with specific projects in which the Company is involved.

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Audit Committee

        The Audit Committee meets periodically with representatives of the Company's auditors, Ernst & Young, to make inquiries regarding the manner in which their respective responsibilities are being discharged in relation to each audit of the Company's financial statements. The Audit Committee also recommends to the Board of Directors the annual appointment of the auditors, with whom the Committee reviews the scope of audit and non-audit assignments and related fees, the Company's accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993 and currently consists of Messrs. Lorenz (Chairman), McKinley and McNamara and operates under a written charter adopted by the Board of Directors. Management of the Company has the primary responsibility for the Company's financial statements and its reporting process, including all systems of internal controls. The Audit Committee is responsible for oversight of all aspects of the Company's financial reporting, internal control and audit functions. The Committee has reviewed the Company's financial statements with management and has recommended that Ernst & Young be selected as the Company's independent auditors, with the responsibility for expressing an opinion on the conformity of the audited financial statements with Luxembourg GAAP and US GAAP. The Committee has received written confirmation from Ernst & Young of its independence within the meaning of the Securities Act administered by the SEC and the requirements of the Independence Standards Board Standard No. 1. The Committee has reviewed with Ernst & Young those matters required by Statement on Auditing Standards No. 61. In reliance on the foregoing, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the period ended December 31, 2002 for filing with the SEC. Each member of the Audit Committee is an "independent director" within the meaning of the NASDAQ rules regarding independence.

        The aggregate fees billed by Ernst & Young for the audit of the annual financial statements ended December 31, 2002 and fees billed for other services rendered by Ernst & Young during the period under audit are as follows:

  Audit Fees

        Fees for audit services totaled approximately €902,000 including fees associated with the annual audit, reviews of the Company's quarterly reports and local statutory audits.

  Audit-Related Fees

        Fees for audit-related services totaled approximately €136,000. Audit-related services principally include technical accounting consultations and due diligence in connection with acquisitions.

  Tax Fees

        Fees for tax services, including tax compliance, tax advice and tax planning totaled approximately €466,000.

  All Other Fees

        The only services provided in 2002 were audit, audit-related and tax services.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses, and share incentive awards for the principal executive officers of the Company. The Compensation Committee was formed in January 1993 and currently consists of Messrs. McNamara (Chairman), Lorenz, McKinley and Schneider, who joined the Committee in October 2003.

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Executive Compensation

Total Compensation

        During 2002, an aggregate of approximately €3.2 million was paid in cash to the Company's executive officers as a group for services in all capacities. In addition, such officers were granted a total of 1,366,764 stock options in addition to salary. At their respective dates of grant, these options had an estimated aggregate fair market value of €15.5 million based upon the Black Scholes pricing model as more fully described in Note 9 of the Company's audited and consolidated financial statements as reported in the Company's Annual Report on Form 20F for the period ended December 31, 2002. Non-executive directors of the Company received no cash compensation from the Company in 2002.

Employment and Consulting Agreements

        Harry Sloan has an agreement to serve as Executive Chairman of SBS and Executive Chairman of the Board of Directors for a fixed term of two years, effective September 1, 2002. Under such agreement, Mr. Sloan receives an annual salary of $400,000. During the appointment, Mr. Sloan will be entitled to receive an annual incentive bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. Under the agreement, on July 1, 2002, Mr. Sloan was granted a ten-year option to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing March 1, 2003, and expiring July 1, 2012. Under a previous agreement, Mr. Sloan was granted a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares at $33.00 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing June 30, 2002, and expiring August 31, 2011. Of the option to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit the option to purchase 16,667 Common Shares at $26.00 per Common Share that vested on December 31, 2002, (ii) forfeit the option to purchase 25,000 Common Shares that were due to vest on June 30, 2003 at $33.00 per Common Share, and (iii) forfeit the option to purchase 25,000 Common Shares at $33.00 per Common Share that were due to vest on December 31, 2003, therefore forfeiting the option to purchase a total of 66,667 Common Shares. The remaining option to purchase 33,333 Common Shares is fully vested and currently exercisable. Under a previous agreement, Mr. Sloan was awarded a ten-year option to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and $30.00 per Common Share for the remaining 333,333 shares, vesting in six equal semi-annual instalments, commencing June 30, 1999, and expiring December 31, 2008. The option to purchase 1,000,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable. In connection with his previous employment agreements, Mr. Sloan was granted: (i) a ten-year option to acquire 306,134 Common Shares, subject to anti-dilution protection, at an exercise price of $16.875 per Common Share, due to expire March 4, 2003, which was extended to March 6, 2006 by the Board of Directors on December 10, 2002; and (ii) three ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares, $22.50 per Common Share for 125,000 shares and $27.00 per Common Share for the remaining 125,000 shares, all of which expire August 14, 2004; and (iii) two ten-year options to purchase an aggregate of 500,000 Common Share, exercisable at $18.00 per Common Share for 250,000 shares and $22.50 per Common Share for the remaining 250,000 shares, both of which expire December 31, 2006. The options referred to in the preceding sentence are fully vested and currently exercisable.

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        Markus Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership ("Convers Media"), which expires in December 2005. For calendar years 2003, 2004, and 2005, Convers Media will receive from SBS €1,200,000 per year. Convers Media will also be entitled to an annual incentive management fee based upon performance of the SBS Group. The annual incentive management fee is variable and dependent upon the EBITDA performance of the SBS Group. The target bonus per annum is €600,000. Under the agreement, Mr. Tellenbach was granted a ten-year option to purchase 400,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. Under a previous agreement, Mr. Tellenbach was granted a ten-year option to purchase an aggregate of 300,000 Common Shares, exercisable with respect to 200,000 Common Shares at $27.39 per Common Share and at $34.24 per Common Share for the remaining 100,000 shares, vesting in six equal cumulative semi-annual instalments, commencing August 31, 2001, and expiring November 21, 2010. Of the option to purchase 300,000 Common Shares referred to in the preceding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 100,000 Common Shares scheduled to vest between April 1, 2002, and March 30, 2003, to vest as of April 1, 2002. Consequently, of the option to purchase 300,000 Common Shares, 200,000 Common Shares became exercisable as of that date. In March 2003, Mr. Tellenbach elected to forfeit the option to purchase the remaining 100,000 Common Shares by (i) forfeiting 50,000 Common Shares that was scheduled to vest on August 31, 2003, and (ii) forfeiting a further option to purchase 50,000 Common Shares that was scheduled to vest on February 28, 2004.

        Juergen von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President until December 31, 2004, at an annual salary of $350,000. Mr. von Schwerin is entitled to a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based upon performance, with a target bonus of one-third of his annual salary. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In connection with such agreement, Mr. von Schwerin was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share. This option vests in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. In connection with a prior agreement, Mr. von Schwerin was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 20,000 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing November 15, 2001, and expiring May 15, 2011. Of the option to purchase 60,000 Common Shares referred to in the proceeding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 20,000 Common Shares scheduled to vest between April 1, 2002, and March 30, 2003, to vest as of April 1, 2002. Consequently, the option to purchase 40,000 Common Shares will became exercisable in two equal instalments on November 15, 2003 and May 15, 2004.

        Erik Tanner Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary until December 31, 2004, at an annual salary of $350,000. Mr. Moe is also entitled to receive a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based upon performance, with a target bonus of one-third of his annual salary. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. Moe and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In connection with such agreement, Mr. Moe was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. In connection with a prior agreement, Mr. Moe was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 for the remaining 20,000 Common Shares. The option to purchase 60,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

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        Eric Hansen has an agreement with SBS to serve as Senior Vice President Radio Division until December 31, 2004, at an annual salary of €220,000 through December 31, 2003, and €250,000 from January 1, 2004, through December 31, 2004. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance, with a target bonus of €110,000 in 2003; and €120,000 in 2004. In August 2003, Mr. Hansen was awarded a ten-year option to purchase 4,000 Common Shares exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments commencing February 8, 2004, and expiring August 7, 2013. In February 2000, Mr. Hansen was awarded a ten-year option to purchase 8,750 Common Shares exercisable at $60.00 per Common Share, which he exchanged for 489 Common Shares in December 2002. In November 2000, Mr. Hansen was awarded a ten-year option to purchase an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001, and expiring November 21, 2010.

        Frank Eijken has an agreement with SBS to serve as Senior Vice President Sales & Marketing until December 14, 2005, at an annual salary of €350,000. Mr. Eijken will be entitled to an annual incentive bonus based upon performance, with a target bonus of €180,000 in 2003; €200,000 in 2004; and €220,000 in 2005. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In connection with such agreement, Mr. Eijken was awarded a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable at $15.21 per Common Share, which was converted to €14.373 per Common Share on April 8, 2003. This option vests in six equal cumulative semi-annual instalments, commencing July 1, 2003, and expiring December 10, 2012. In November 2000, Mr. Eijken was awarded a ten-year option to purchase 12,500 Common Shares, exercisable with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001, and expiring November 21, 2010. In February 2000, Mr. Eijken was awarded a ten-year option to purchase 25,000 Common Shares, exercisable at $60 per Common Share which he exchanged for 1,238 Common Shares in July 2003.

Share Incentive Plans

Current and Prior Share Incentive Plans

        The Company has adopted and the shareholders have approved a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees, and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

        Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

        The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of October 7, 2003, options to purchase 7,799,968 Common Shares have been granted under the 1992 and 1994 Share Incentive Plans.

        As of October 7, 2003, options to purchase an aggregate of 7,314,968 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 6,170,882 Common Shares were either fully vested or vest within 60 days of October 7, 2003. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from August 2004 to August 2013.

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        All directors and current executive officers as a group other than founder and Executive Chairman, Mr. Harry Evans Sloan (13 persons), held options to purchase a total of 1,091,253 Common Shares that were either fully vested or vest within 60 days of October 7, 2003. Mr. Harry Evans Sloan, who received options in lieu of salary prior to December 31, 2001, held options to purchase 2,672,804 Common Shares that were either fully vested or vest within 60 days of October 7, 2003. Other current SBS employees held options to purchase a total of 287,750 Common Shares that were either fully vested or vest within 60 days of October 7, 2003.

        Former SBS Group employees hold options to purchase a total of 2,141,991 Common Shares that are fully exercisable. All vested options granted since December 2002 that have not been exercised will expire 90 days after an option holder is no longer employed by the Company, which was not the case prior to that time.

        In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees' Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of October 7, 2003, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which have vested and shares issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

        After October 18, 2004, options can no longer be issued under the 1994 Share Incentive Plan, which has a 10-year term, although outstanding options granted pursuant to the 1994 Share Incentive Plan will remain outstanding. The Board of Directors believes that the Company needs a modern and flexible new share incentive plan in order to continue to attract and retain key employees. As a result, the Board is recommending that shareholders approve the 2004 Share Incentive Plan as described below under "2004 Share Incentive Plan".

ACQUISITION OF COMMON SHARES

        The Board of Directors believes that there have been periods during which the prices at which the Company's Common Shares trade has been more of a reflection of volatility in the international capital markets than the underlying value of the Company's operations and assets. The Board of Directors believes in both the short-term and long-term prospects of the Company and accordingly believes that the use of a portion of the Company's cash reserves to repurchase the Company's Common Shares may be an efficient way to increase shareholder value depending, upon market conditions. The Board therefore recommends that shareholders authorize the repurchase by the Company of up to 10% of its subscribed capital. The Company has received shareholder authorization to repurchase up to 10% of its subscribed capital at the annual general meetings of shareholders in 1998, 2001 and 2002.

        Under Luxembourg law, the Company is required to obtain shareholders' authorization to acquire its own stock. The par value of the shares that the Company is allowed to acquire may not exceed 10% of the subscribed capital. The Company must use its distributable reserves for the purchase and may purchase only fully paid shares. The duration for which the authorization is granted may not exceed 18 months and this authorization must include minimum and maximum prices to be paid for the shares. Acquired shares may not be voted, are not entitled to dividend payments, and will be cancelled if not resold within a period of three years.

        To provide maximum flexibility, the Board recommends that the authorization to repurchase Common Shares be extended for 18 months with a minimum repurchase price of €2.00 per Common Share and a maximum price of €40.00 per Common Share. The recommended minimum price is the par value of the Company's Common Shares and the recommended maximum price is approximately the same maximum price at which the Company's shareholders have previously authorized repurchases of the Company's Common Shares based on the prevailing price of the Common Shares. Based upon the number of subscribed shares at October 7, 2003, the repurchase of 10% of the subscribed capital at the minimum price would amount to €5.9 million and at the maximum price would amount to €118.2 million.

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        Accordingly, shareholders are being asked to authorize the repurchase by the Company of up to 10% of its subscribed capital at a minimum price of €2.00 per Common Share and a maximum price of €40.00 per Common Share to be effected by the Company's Board of Directors. Any such purchases will be made in the open market or in privately negotiated transactions at prevailing prices. The timing and volume of any such purchases under the repurchasing program will depend upon market conditions. The authorization shall be valid for a period of up to 18 months from the date of shareholder approval.

2004 SHARE INCENTIVE PLAN

Proposal for New 2004 Share Incentive Plan

        The 1994 Share Incentive Plan will expire next year and the Company needs a replacement plan. As indicated in the Chairman's letter, the Company has designed a modern and flexible share incentive plan to deal with changes in the field of executive compensation.

Summary of principal features of the Proposed 2004 Share Incentive Plan (the "Plan"), subject to shareholder approval

        Establishment, Purpose and Duration—The Plan is established by the Company and permits the grant of stock options, stock appreciation rights, restricted stock and restricted stock units. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key talent. The Plan shall commence on December 5, 2003 and remain effective until all shares subject to it shall have been acquired according to the Plan's provisions.

        Administration—The Plan will be administered by the Board or a committee of the Board (the "Board").

        Shares Subject to the Plan; Adjustment in Authorized Shares—The number of Common Shares that may be issued under the Plan is 2,500,000. Awards that terminate without the issue of shares shall be available again for grant under the Plan. The Board may make appropriate adjustments in the event of corporate events such as stock splits or recapitalizations.

        Eligibility and Participation—All employees and directors are eligible to participate in the Plan. The Board will select the participants.

        Stock Options—Options may be granted as Incentive Stock Options or Non-Qualified Stock Options. Each option grant will have an award agreement specifying the option price, its duration, the number of shares and the vesting conditions. Options will have a maximum life of 10 years. Vesting terms can differ for each participant. On exercise the participant delivers cash to the Company, but cashless exercises are permitted in accordance with applicable law. The options are not transferable except under limited circumstances as permitted by the Board, in its discretion.

        Stock Appreciation Rights ("SARs")—Each SAR will be evidenced by an award agreement setting forth the grant price, its duration, number of shares and the vesting conditions. The Board may substitute SARs which can be paid out only in stock for outstanding stock options at any time. Upon exercise of an SAR a participant shall receive payment from the Company of an amount equal to growth in value of shares multiplied by the number of shares exercised. The Board has the discretion to settle the SAR in cash or by the issue of shares under the Plan. Only the number of shares issued will count against the limits set out in 'Shares Subject to the Plan' above. SARs are not transferable except under limited circumstances as permitted by the Board, in its discretion, and will have a maximum life of 10 years.

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        Restricted Stock and Restricted Stock Units—The Board may grant shares of restricted stock or restricted stock units to participants. Restricted stock units are similar to restricted stock except that no shares are actually awarded to the participant on the grant date. Details of the award will be set out in the award agreement specifying the period of restriction, the number of shares and such other provisions as the Board shall determine. Shares may not be sold while restricted. The Board may grant voting rights to participants with restricted stock but not to those with restricted stock units. Dividends or dividend equivalents may be credited to participants. The award agreement will set out forfeiture provisions on termination of employment. Restricted stock and restricted stock units are not transferable except under limited circumstances as permitted by the Board, in its discretion.

        Beneficiary Designation—A participant can nominate a beneficiary to receive any death benefit arising under the Plan.

        Deferrals—The Board may permit or require a participant to defer receipt of a benefit under the Plan.

        Rights of Employees/Directors—The Plan will not alter the employment relationship. No employee or director will have a right (contractual or otherwise) to participate in the Plan and all participants in the Plan will be selected by the Board.

        Change in Control—A change in control occurs if a person acquires more than 50% of the Company. In such an event all awards under the Plan vest in full. In the event of a sale of a division of the Company then awards under the Plan granted to participants in that division will vest in full.

        Amendments, Modification, Suspension and Termination—The Board may amend, modify, suspend or terminate the Plan; however, material amendments to the Plan will require shareholder approval. The Board of Directors may, in its discretion, redeem or exchange awards under the Plan in consideration for cash, Common Shares, options, SARs or a combination thereof. The Board of Directors may also, in its discretion, amend the terms of outstanding awards under the Plan, provided that the amendments are not inconsistent with the provisions of the Plan. Any changes to the Plan will not adversely affect existing awards under the Plan without the written consent of the participants.

        Withholding—The Company has the right to withhold taxes. Withholding can take place in the form of shares.

        Indemnification—Members of the Board or committees appointed by the Board are indemnified against losses in connection with the Plan unless such loss is a result of willful misconduct or provided by statute.

        Successors—The obligations of the Company under the Plan shall be binding on any successor of the Company.

        General Provisions—The Board may specify forfeiture events in an award agreement. The Company will use its reasonable endeavours to list the shares issued under the Plan. The laws of Luxembourg will apply to the Plan.

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APPROVAL OF THE CONSOLIDATED AND UNCONSOLIDATED
FINANCIAL STATEMENTS, DIVIDENDS AND DISCHARGE OF DUTIES

        Under Luxembourg law and the Company's Articles of Incorporation, the Company is required to submit to shareholders for approval the Company's consolidated and unconsolidated financial statements, prepared in accordance with Luxembourg GAAP, along with the reports of the statutory auditor of the Company in relation to such financial statements. Enclosed herewith are the consolidated and the unconsolidated financial statements of the Company for the year ended December 31, 2002, along with the reports of the statutory auditor and the independent auditor in relation to such financial statements. The Board of Directors has determined that dividends shall not be paid to shareholders and that any undistributed profits or losses shall be transferred to retained earnings with respect to the year ended December 31, 2002.

        Specifically, shareholders are being asked to take the following actions:

  (i)
  To approve the consolidated and unconsolidated financial statements of the Company prepared in accordance with Luxembourg GAAP for the year ended December 31, 2002, which statements include a balance sheet, profit and loss account and notes on the accounts for the Company for the year ended December 31, 2002;

  (ii)
  To approve the determination that no dividends shall be paid to shareholders with respect to the year ended December 31, 2002 and the transfer to the Company all retained earnings of all undistributed profits or losses for the year ended December 31, 2002; and

  (iii)
  To discharge the Board of Directors and Ernst & Young, Société Anonyme, the statutory auditors of the Company, in respect of the proper performance of their duties for the year ended December 31, 2002.

APPOINTMENT OF STATUTORY AND INDEPENDENT AUDITOR

        The selection of the statutory and independent auditor for the Company for the year ended December 31, 2003, is being submitted to shareholders for approval. The Board of Directors has selected Ernst & Young, Société Anonyme, to serve as the Company's statutory auditor and Ernst & Young Accountants to serve as the Company's independent auditor for the year ended December 31, 2003, subject to ratification by the holders of a majority of the Common Shares represented at the Annual General Meeting and any adjournment thereof.

              The Board of Directors recommends that shareholders vote FOR the Board's nominees for election as Directors and IN FAVOR OF all other matters requiring a shareholder vote as set forth in the foregoing Notice of Annual General Meeting of Shareholders. Returned proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

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ACTIONS TO BE TAKEN AT THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

EXTENSION OF FIVE-YEAR TERM FOR AUTHORIZED CAPITAL

        At the Extraordinary General Meeting of Shareholders, shareholders will be requested to approve an extension of the five-year term for authorized capital from December 6, 2007 to December 5, 2008, through an amendment to the Company's Articles of Incorporation. Under Luxembourg law, authorized capital is automatically reduced to the number of issued and outstanding shares on the fifth anniversary of the later of (i) the publication of the most recent amendment to the Articles of Incorporation revising the Company's authorized capital or (ii) approval by the shareholders of an extension of the five-year term. The Company follows a regular practice of extending the five-year term annually.

         In connection with the issuance of US$75,000,000 principal amount of 7% Convertible Subordinated Notes Due 2004 (the "Notes") in November 1997, the Company agreed to maintain an amount of authorized but unissued shares sufficient to provide for the conversion of the Notes from time to time as the Notes are presented for conversion. The Company has a similar obligation with respect to the 100,000 warrants to acquire Common Shares issued to ITI in connection with the acquisition of its interest in TVN Sp. z o.o. on July 26, 2000. In compliance with these provisions, the Company is requesting an extension of the five-year term for authorized capital. The Company has solicited shareholder approval of similar extensions of the five-year term at each annual meeting of shareholders beginning in 1995. The authorized capital stock of the Company consists of 75,000,000 Common Shares, of which 29,554,614 Common Shares were issued and 29,553,617 Common Shares were outstanding as of October 7, 2003. At that date, the Company also had outstanding the following securities: (i) the Notes which are convertible into approximately 2,231,377 Common Shares; (ii) options to purchase an aggregate of 7,314,968 Common Shares; (iii) warrants to purchase an aggregate of 100,000 Common Shares; (iv) 15,333 Common Shares reserved for issuance under the Company's 1995 Stock Plan but not yet awarded; and (v) 997 Common Shares that were repurchased by the Company and are held as treasury stock. At the Annual General Meeting of Shareholders on December 5, 2003, shareholders will be requested to approve the Company's 2004 Share Incentive Plan and that 2,500,000 Common Shares of the Company's authorized share capital be reserved for issuance to participants under the Plan. Under Luxembourg law, a quorum of fifty percent of the outstanding Common Shares and the affirmative vote of two-thirds of the Common Shares present, or represented, and entitled to vote at the Extraordinary General Meeting are required for approval of the extension of the five-year term and any amendment to the Company's Articles of Incorporation.

              The Board of Directors recommends that shareholders vote FOR approval of the extension of the five-year term for authorized capital of the Company from December 6, 2007 to December 5, 2008 and amending Article 5 of the Company's Articles of Incorporation accordingly. Returned proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

FINANCIAL STATEMENTS

        Accompanying this proxy statement are the Company's audited consolidated and unconsolidated financial statements prepared in accordance with Luxembourg GAAP for the year ended December 31, 2002, and its Annual Report on Form 20-F (without exhibits) for the year ended December 31, 2002, which includes the audited consolidated financial statements of the Company prepared in accordance with US GAAP for the year ended December 31, 2002 and which the Company has filed with the SEC. The Company's Annual Report on Form 20-F for the year ended December 31, 2002, is available on the SEC's website: www.sec.gov or from the Company's registered offices.

17

OTHER MATTERS

        At the time of the preparation of this proxy statement, the Board of Directors knew of no other matters to be acted upon at the Annual General Meeting of Shareholders or the Extraordinary General Meeting of Shareholders. If any other matters are properly presented for action at either meeting or at any adjournments thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

                      By Order of the Board of Directors

                      Harry Evans Sloan
                       Executive Chairman

Luxembourg
October 23, 2002

        IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

18

SBS Broadcasting S.A.
Société Anonyme

ANNUAL ACCOUNTS
December 31, 2002

         and

REPORT OF THE STATUTORY AUDITOR

SBS BROADCASTING S.A.
ANNUAL ACCOUNTS

CONTENTS

Report of the statutory auditor	1
Balance sheet	2 - 3
Profit and loss account	4
Notes to the accounts	5 - 20

Ernst & Young Société Anonyme	Téléphone: 42 124-1 Fax: 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE STATUTORY AUDITOR

To the Shareholders of
SBS Broadcasting S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 6, 2002 we have audited the accompanying annual accounts of SBS Broadcasting S.A. for the year ended December 31, 2002. These accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of SBS Broadcasting S.A. as at December 31, 2002 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

ERNST & YOUNG Société Anonyme Réviseur d'entreprises

Jean-Marie GISCHER
Luxembourg, October 9, 2003

SBS Broadcasting S.A.
Société Anonyme

BALANCE SHEET
December 31, 2002

(expressed in euro)

	2002	2001
Fixed assets	(in euro)	(in euro)

Tangible assets (Note 3)
Technical and other equipment	136,328	948,238
Financial assets
Shares in affiliated undertakings (Note 4)	159,629,201	109,421,841
Loans to affiliated undertakings (Note 4)	398,797,529	538,990,273
Own shares	537,618	537,618

	558,964,348	648,949,732
Current assets
Debtors
Amounts owed by affiliated undertakings	27,837,561	26,196,595
Other debtors	431,839	2,583,856
Program rights (of which euro 7,383,000 (2001: euro 13,604,354) is due after one year)	23,126,864	27,933,478

	51,396,264	56,713,929
Cash at bank and in hand	12,576,796	4,688,718

	63,973,060	61,402,647
Prepayments (Note 5 and 6)	7,535,174	9,543,321

	71,508,234	70,945,968
Creditors: amounts due and payable within one year
Amounts owed to affiliated undertakings	(39,393,954)	(24,908,492)
Tax creditors	—	—
Other creditors	(15,437,518)	(18,750,064)
Program rights	(12,181,490)	(19,425,913)

	(67,012,962)	(63,084,469)
Net current assets	(3,039,902)	(1,681,822)

Total assets less current liabilities	563,595,948	657,759,469

The accompanying notes are an integral part of the annual accounts

2

	2002	2001
Creditors: amounts due and payable after one year	(in euro)	(in euro)

Convertible subordinated notes due 2004 (Note 5)	(66,749,309)	(84,260,195)
12% senior notes due 2008 (Note 6)	(135,000,000)	(135,000,000)
Program rights (Note 7)	(4,100,000)	(5,793,984)

	(205,849,309)	(225,054,179)
Deferred income (Note 8)	(12,515,999)	(6,273,251)

	345,230,640	426,432,039

Capital and reserves (Note 9)
Subscribed capital	57,246,240	56,703,062
Share premium	369,619,031	717,388,483
Reserve for own shares	537,618	537,618
Results brought forward	—	(177,214,913)
(Loss) for the financial year	(82,172,249)	(170,982,211)

	345,230,640	426,432,039

The accompanying notes are an integral part of the annual accounts

3

SBS Broadcasting S.A.
Société Anonyme

PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2002

(expressed in euro)

	2002	2001
	(in euro)	(in euro)
Turnover	35,719,454	38,451,077
Operating expenses	(18,438,121)	(14,945,122)
Administrative and selling expenses	(27,028,076)	(29,199,962)
Depreciation (Note 3)	(847,911)	(1,243,831)
Interest receivable and similar income (Note 11)	24,463,690	23,475,578
Value adjustment in respect of financial assets (Note 4)	(49,418,764)	(83,191,710)
Interest payable and similar charges (Note 12)	(47,957,507)	(32,738,589)
Extraordinary items (Note 13)	1,334,986	(71,570,874)

Loss for the financial year before taxation	(82,172,249)	(170,963,433)
Income taxes (Note 14)	—	(18,778)

Loss for the financial year	(82,172,249)	(170,982,211)

The accompanying notes are an integral part of the annual accounts

4

SBS Broadcasting S.A.
Société Anonyme

NOTES TO THE ACCOUNTS

December 31, 2002

NOTE 1 — GENERAL

    SBS Broadcasting S.A. (the Company) was incorporated on October 24, 1989 as a "Société Anonyme" under Luxembourg Company law and commenced operations in 1990. The Company operates a branch in Geneva, Switzerland.

    The Company was organized to acquire and operate commercial television and radio stations in Scandinavia and other areas in Europe, and has expanded its operations to include related other media activities.

    The Company also prepares consolidated accounts.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

    The annual accounts are prepared in accordance with generally accepted accounting principles and regulations in force in the Grand Duchy of Luxembourg.

    The accounts of the Company are expressed in euro.

    The significant accounting policies are as follows:

    Risks and Uncertainties

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the annual accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Financial assets

    Financial assets are stated at cost unless a permanent impairment of value has or is deemed to have occurred, in which case they are stated at the lower value.

    Cash dividends from investee companies are recorded as income when they are declared.

    Program rights

    Program rights and the related liabilities are recorded at their gross value when the contract is signed. These rights are either recharged and expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. An exception is the Paramount library agreement, which is amortized on a straight-line basis commencing upon the initial broadcast date in each territory. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

5

    Barter transactions

    Barter transactions represent the exchange of commercial airtime for programming, merchandise or services. The transactions are recorded in the profit and loss account at the fair market value of the asset received or service rendered.

    Technical and other equipment

    Technical and other equipment are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between a rate of 20 and 33% per annum.

    Warrants

    Proceeds received from the issue of warrants are accounted for as deferred income. If the warrants are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the share premium account on the date of the share issue. If the warrants expire the proceeds will be credited to the profit and loss account in the financial year in which the expiry date falls.

    Foreign currency translation

    The accounts of the Company are expressed in euro. Transactions in foreign currencies are translated into euro at the rates of exchange, which approximate the actual rates prevailing on the dates of the transactions. Assets and liabilities, excluding tangible assets and shares in affiliated undertakings, denominated in foreign currencies are translated into euro at the balance sheet date exchange rate. Tangible assets and shares in affiliated undertakings are translated at historic exchange rates. Realized exchange gains and losses as well as net unrealized exchange losses are reflected in the profit and loss account. Net unrealized exchange gains are accounted for as deferred income.

    Taxation

    Under Luxembourg fiscal regulations, the Company's fiscal balance sheet and results of operations are required to be expressed in euro. Any liability is recorded in the account as a current tax expense. Any deferred tax assets arising are not reflected in the accounts.

    Turnover

    Turnover consists primarily of advisory fees and rights to programs charged to affiliated undertakings in Scandinavia and other areas in Europe.

6

NOTE 3 — TANGIBLE ASSETS

Technical and other equipment
Cost:
At January 1, 2002	2,155,291
Additions	107,686
Disposals	(807,398)

At December 31, 2002	1,455,579

Accumulated depreciation:
At January 1, 2002	1,207,053
Provided during the year	847,911
Disposals	(735,713)

At December 31, 2002	1,319,251

Net book value:
At December 31, 2002	€136,328

At December 31, 2001	€948,238

7

SBS Broadcasting S.A.
Société Anonyme
 NOTES TO THE ACCOUNTS — continued
December 31, 2002

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Country of incorporation	Proportion of capital held	Cost December 31, 2001	Additions (Disposals) during the year
Shares
Broadcast Norge A/S	Norway	100%	17,128
SBS Broadcast Danmark A/S	Denmark	100%	76,484,304
Kanal 2 Prime Time A/S	Denmark	1%	485,945
Kanal 5 AB(3)	Sweden	100%	8,841
Kanal 5 Limited	UK	100%	2
VT4 Limited	UK	100%	1,935,740	73,612,660
SBS Services (UK) Limited	UK	100%	2
TV Danmark 1 Limited	UK	100%	2
Romanian Broadcasting Corporation Limited	UK	46.5%	5,858,892
Scandinavian Broadcasting System (Jersey) Limited	Jersey	100%	2
Pro Radio Oy	Finland	100%	1,548,980
EBS International N.V.	Belgium	100%	39,987	30,513
Broadcast Sverige TV5 S.A.	Luxembourg	100%	46,491	(46,491)
EBS Broadcasting SA	Luxembourg	100%	47,645	(47,645)
Scandinavian Broadcasting System (SBS) Nederland B.V.	Netherlands	100%	28,706
MTM-SBS Televizio Rt.(1)	Hungary	49%	22,979,217
Option to acquire an additional 22.5% of the shares in MTM-SBS Televizio Rt.(1)	Hungary		26,675,471
Option to acquire an additional 16% of the shares in MTM-SBS Televizio Rt.(1)	Hungary			3,533,569
MTM Produkcio Kft.(2)	Hungary	100%		4,327,302
INTERAKTIV Televizios Musokeszito Kft	Hungary	80%		213,577
SBS Magyarorszagi Befektetesi Kft.	Hungary	97%	11,122
Impaller Broadcasting System d.o.o	Slovenia	100%	199,862
SBS Radio Sweden AB	Sweden	100%	14,487
SBS Interactive AB	Sweden	100%	40,802
Broadcast Text International AB	Sweden	100%	2,622,673
Lampsi Radio Company S.A.(4)	Greece	70%	5,342,638	2,972,079
ATV Privat-TV Services GmbH(6)	Austria	20%	5,750,120	30,560
SBS Services (US) Inc.	USA	100%	112
Zenimax Media Inc.(7)	USA	12.5%	16,807,300
Lions Gate Entertainment Corp.(8)	Canada	minimal	11,317,680
QXL ricardo plc	UK	1%	16,852,039
HSX Holding Inc.	USA	7%	10,204,885	(10,204,885)
BETandWIN.com Interactive Entertainment AG	Austria	4%	4,874,595
Telitas AS	Norway	12%	3,029,727
Skandinavisk Reisefeber AS	Norway	17%	3,536,334	(3,536,334)
Lovesearch LP AB	Sweden	22%	1,375,161

			218,136,895	70,884,905

8

Cost December 31, 2002	Accumulated value adjustment December 31, 2001	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2002	Net book value December 31, 2002	Net book value December 31, 2001

17,128	—	—		—	17,128	17,128
76,484,304	(54,014,919)			(54,014,919)	22,469,385	22,469,385
485,945	—	—		—	485,945	485,945
8,841	—	—		—	8,841	8,841
2	—	—		—	2	2
75,548,400	—	(25,548,400)		(25,548,400)	50,000,000	1,935,740
2	—	—		—	2	2
2	—	—		—	2	2
5,858,892	—	—		—	5,858,892	5,858,892
2	—	—		—	2	2
1,548,980	—	—		—	1,548,980	1,548,980
70,500	—	—		—	70,500	39,987
—	—	—		—	—	46,491
—	—	—		—	—	47,645
28,706	—	—		—	28,706	28,706
22,979,217	—	—		—	22,979,217	22,979,217
26,675,471	—	—		—	26,675,471	26,675,471
3,533,569	—	—		—	3,533,569	—
4,327,302	—	—		—	4,327,302	—
213,577	—	—		—	213,577	—
11,122	—	—		—	11,122	11,122
199,862		(199,862)		(199,862)	—	199,862
14,487	—	—		—	14,487	14,487
40,802	—	—		—	40,802	40,802
2,622,673	—	—		—	2,622,673	2,622,673
8,314,717	—	—		—	8,314,717	5,342,638
5,780,680	(686,417)	(5,094,263)		(5,780,680)	—	5,063,703
112	—	—		—	112	112
16,807,300	(16,807,300)	—		(16,807,300)	—	—
11,317,680		(2,987,963)		(2,987,963)	8,329,717	11,317,680
16,852,039	(16,505,192)	(282,611)		(16,787,803)	64,236	346,847
—	(10,204,885)		10,204,885	—	—	—
4,874,595	(3,339,856)	(139,739)		(3,479,595)	1,395,000	1,534,739
3,029,727	(2,662,608)			(2,662,608)	367,119	367,119
—	(3,370,408)	(165,926)	3,536,334	—	—	165,926
1,375,161	(1,123,469)			(1,123,469)	251,692	251,692

289,021,800	(108,715,054)	(34,418,764)	13,741,219	(129,392,599)	159,629,201	109,421,841

9

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Country of incorporation	Proportion of capital held	Cost December 31, 2001	Additions (Disposals) during the year	Cost December 31, 2002	Accumulated value adjustment December 31, 2001	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2002	Net book value December 31, 2002	Net book value December 31, 2001
Loans
Broadcast Norge A/S, NOK 464,381,184 (NOK 432,636,142—2001), bearing interest at approximately 5%			54,186,557	9,640,644	63,827,201	—	—		—	63,827,201	54,186,557
Broadcast Norge A/S, USD 10,000,000 bearing interest at approximately 2.5%			11,234,693	(1,699,077)	9,535,616	—	—		—	9,535,616	11,234,693
SBS Broadcast Danmark A/S, DKK 107,391,594 (DKK 101,182,666—2001), bearing interest at 6%			13,613,847	842,269	14,456,116	—	—		—	14,456,116	13,613,847
SBS Broadcast Danmark A/S, has no fixed interest			343,324	3,253	346,577	—	—		—	346,577	343,324
TV Danmark A/S, DKK 89,656,431 (DKK 84,472,875—2001), bearing interest at 6%			11,365,589	703,175	12,068,764	—	—		—	12,068,764	11,365,589
TV Denmark Ltd, has no fixed interest			24,557,770	523,199	25,080,969	—	(15,000,000)		(15,000,000)	10,080,969	24,557,770
Kanal 5 AB, SEK 64,018,580 (SEK 198,999,581— 2001), bearing interest at 6%			21,373,796	(14,379,370)	6,994,426	—	—		—	6,994,426	21,373,796
Kanal 5 AB, SEK 130,425,000 plus imputed interest at 10% (SEK 130,425,000—2001), no fixed repayment terms(3)			18,079,014	1,870,117	19,949,131	—	—		—	19,949,131	18,079,014
Kanal 5 Ltd, has no fixed interest			10,105,715	(10,105,715)	—	—	—		—	—	10,105,715
Scandinavian Broadcasting System (Jersey) Limited, bearing interest at approximately 7%			19,034,595	(19,034,595)	—	—	—		—	0	19,034,595
SBS Services (UK) Ltd., has no fixed interest			6,936,517	729,167	7,665,684	—	—		—	7,665,684	6,936,517
SBS Services BV., has no fixed interest			—	6,360,970	6,360,970	—	—		—	6,360,970	—
Pro Radio OY, EURO 5,543,662 bearing interest at approximately 5%, EURO 9,400,000 subordinated loan with no fixed interest or repayment terms			13,920,356	1,023,306	14,943,662	—	—		—	14,943,662	13,920,356
SBS Belgium NV, bearing interest at 6%			78,931,632	(76,788,158)	2,143,474	—	—		—	2,143,474	78,931,632
VT4 Ltd., has no fixed interest			7,262,950	1,437,928	8,700,878	—	—		—	8,700,878	7,262,950
Scandinavian Broadcasting System (SBS) Nederland B.V., bearing interest at approximately 5%			30,069,781	1,585,519	31,655,300	—	—		—	31,655,300	30,069,781
Scandinavian Broadcasting System (SBS) Nederland B.V., USD 154,357,000, bearing interest at 5%(5)			173,415,347	(19,799,845)	153,615,502	—	—		—	153,615,502	173,415,347
Kanal 5 Interactive AB SEK 959,664 (SEK 904,180—2001) bearing interset at 6%			97,115	7,734	104,849	—	—		—	104,849	97,115
Broadcast Text International AB SEK 10,131,565 (SEK 9,640,430—2001), bearing interest at 5%			1,035,442	71,494	1,106,936	—	—		—	1,106,936	1,035,442
MTM-SBS Televizio Rt., €4,900,000 plus accrued interest at a rate of 6%(1)			6,084,323	(1,019,167)	5,065,156	—	—		—	5,065,156	6,084,323
MTM-SBS Televizio Rt., €3,000,000 (2001 €10,000,000) plus accrued interest at a rate of 6%(1)			10,187,347	(6,421,450)	3,765,897	—	—		—	3,765,897	10,187,347
MTM-SBS Televizio Rt., has no fixed interest(1)			7,984,947		7,339,366	—	—		—	7,339,366	7,984,947
SBS Magyarorszagi Befektetesi Kft.			2,298,924	2,298,924	—	—		—	2,298,924	2,298,924
SBS Radio Sweden AB, SEK 49,292,549 (SEK 46,557,336—2001), has no fixed interest			5,000,548	384,968	5,385,516	—	—		—	5,385,516	5,000,548
Svenska Media Intressenter AB SEK 104,219,410 (SEK 99,710,930—2001) has no fixed interest			10,709,469	677,146	11,386,615	—	—		—	11,386,615	10,709,469
EBS Broadcasting S.A., bearing interest at 10%			1,160,675	(1,160,675)	—	—	—		—	—	1,160,675

			538,990,273	(125,192,744)	413,797,529	0	(15,000,000)	0	(15,000,000)	398,797,529	538,990,273

Total financial assets			€757,127,168	€(54,307,839)	€702,819,329	€(108,715,054)	€(49,418,764)	€13,741,219	€(144,392,599)	€558,426,730	€648,412,114

10/11

    The following information on the Company's subsidiaries and affiliated undertakings is based on their most recent available annual accounts:

Company and country of incorporation	Proportion of capital held		Capital and reserves		Profit/(loss) for the year
Broadcast Norge A/S, Norway	100%		NOK	(325,824,906)	NOK	(25,975,366)
SBS Broadcast Danmark A/S, Denmark	100%		DKK	(59,085,000)	DKK	(63,647,000)
Kanal 5 AB, Sweden	100%	(3)	SEK	86,224,000	SEK	98,676,000
Kanal 5 Limited, UK	100%		SEK	(1,022,494)	SEK	6,350,547
VT4 Limited, UK	100%	@	BEF	(2,206,469,000)	BEF	(201,725,000)
TvDanmark Limited, UK	100%	&	DKK	(97,937,737)	DKK	(10,343,520)
SBS Services (UK) Limited, UK	100%		GBP	289,274	GBP	155,377
Romanian Broadcasting Corporation Limited, UK	46.5%	&	USD	20,866,811	USD	(86,732)
Scandinavian Broadcasting System (Jersey) Limited	100%		USD	(6,730,274)	USD	(1,413,190)
MTM-SBS Televizio Rt., Hungary	49%	(1)	HUF	1,205,094,000	HUF	463,262,000
SBS Magyarorszagi Befektetesi Kft., Hungary	97%		HUF	1,559,000	HUF	106,636,000
MTM Produkcio Kft.	100%		HUF	(46,579,000)	HUF	(49,689,000)
INTERAKTIV Televizios Musokeszito Kft.	80%		HUF	16,748,324	HUF	(662,144)
EBS International N.V., Belgium	100%		EUR	(78,000)	EUR	2,000
Scandinavian Broadcasting System (SBS) Nederland B.V., Netherlands	100%	&	NLG	(4,343,000)	NLG	(980,000)
Broadcast Text International AB, Sweden	100%		SEK	121,398	SEK	(649,349)
SBS Interactive AB, Sweden	100%	@	SEK	393,000	SEK	285,000
SBS Radio Sweden AB, Sweden	100%		SEK	113,000	SEK	(57,381,000)
Pro Radio Oy, Finland	100%		EUR	4,147,768	EUR	(506,351)
Lampsi Radio S.A. Greece	70%	(4)	EUR	109,537	EUR	(235,870)
SBS Services (US) Inc., USA	100%		USD	469,276	USD	207,029

@
The 2000 accounts are the most recent accounts available for VT4 Ltd. and SBS Interactive AB.

&
The 2001 accounts are the most recent accounts available for Romanian Broadcasting Corporation Ltd., Scandinavian Broadcasting System (SBS) Nederland B.V., and TV Danmark Limited.

  (1)
  In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. In August 2000, in consideration of the issuance of 543,000 Common Shares valued at euro 26,675,471, the Company indirectly acquired an additional 22.5% economic interest in TV2 in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%.

12

      On May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of USD 3.3 million to Albene, with the ability to make a further payment of USD 5.0 million, towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

    (2)
    At the same time as the transaction described above took place, on May 14, 2002 we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, we acquired Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of euro 4.3 million.

    (3)
    Pursuant to a guarantee to maintain the share capital of Kanal 5 AB the Company had advanced funds in the form of conditional capital contributions of SEK 130,424,818 (euro 14,249,700) as per December 31, 2002. The capital contributions are conditional under Swedish Company law and may be repaid from the retained earnings of Kanal 5 AB. Accordingly the amount is reflected as a loan receivable.

    (4)
    Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was approximately GRD 2.3 billion (euro 6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

    (5)
    On July 26, 2000 the Company acquired from ITI a 33% interest in Strateurop International B.V., which held a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at euro 34,735, the surrender to ITI of a USD 40,000 principal amount Note, valued at USD 37,500 (euro 39,936), which the Company acquired from CME, and USD 91,600 (euro 97,550) in cash. The Company also issued 100,000 common stock warrants for USD 60.00 per share to certain ITI executives. In December 2001 our interest in Strateurop International B.V. was transferred to Scandinavian Broadcasting Systems (SBS) Nederland B.V. in exchange for a note of USD 154,357,000. In connection with this agreement, the Company currently indemnifies ITI against the Company's pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, the Company's maximum exposure in connection with such indemnity was euro 21,740.

    (6)
    On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190,000 (euro 3,429,430) of cash and 108,082 of Common Shares.

13

    (7)
    The Company acquired a 12.5% shareholding in ZeniMax Media Inc. ("ZeniMax") in consideration of (i) the payment of USD 10,000,000 cash, which was paid in 2000 and (ii) the issuance of 181,818 SBS Common Shares, which occurred on May 25, 2001.

    (8)
    In December 1999 the Company made a USD 10,000,000 investment for a minority position in Lions Gate, a Canadian integrated entertainment company engaged in the development, production and distribution of feature films, television series, movies-of-the-week, mini-series and animated programming.

    The directors have reviewed the carrying value of the financial assets. Value adjustments have been recognized where the companies have negative capital and reserve positions at December 31 2002 and there is no evidence of positive earnings or recognition of implicit value in the foreseeable future. In the opinion of the directors, no further value adjustments are considered necessary.

    Certain shares and intercompany loans have been pledged as security for loan facilities, which have been contracted directly by subsidiaries of the Company.

NOTE 5 — CONVERTIBLE SUBORDINATED NOTES DUE 2004

    In November 1997, the Company sold an aggregate of USD 75,000,000 in principal amount of 7% Convertible Subordinated Notes Due 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately USD 72,266,801. The difference between the principal amount and the net proceeds being commission of USD 2,733,199 is recorded as prepayments and is being amortized on a straight-line basis over the life of the 1997 Notes. Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into Common Shares at a conversion price of USD 29.13 per share. After December 5, 2000, the 1997 Notes are redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium.

    The 1997 Notes are subordinated to all existing and future Senior Debt of the Company, as defined in the indenture. The indenture under which the 1997 Notes were issued does not restrict the incurrence of additional senior or other indebtedness by the Company.

    Upon a change of control, each holder of the 1997 Notes has the right to cause the Company to repurchase all of such holder's 1997 Notes at a price in each case equal to 100% of the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of repurchase. In addition, in the event of certain changes in tax laws and certain other limited circumstances requiring additional payments by the Company, the 1997 Notes are redeemable in whole, but not in part, at the option of the Company at any time. The redemption price under these circumstances is equal to the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of redemption.

    In November, 2002, the Company bought and redeemed Notes with a nominal value of $5,000,000, and realized an extraordinary gain of euro 1,334,986.

14

NOTE 6 — 12% SENIOR NOTES DUE 2008

    On June 15, 2001, the Company issued euro 135,000,000 of 12% Senior Notes due June 15, 2008. The commission and other cost related to the issuance of the Notes of euro 6,585,000 is recorded as prepayments and is being amortized on a straight-line basis over the life of the Notes. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at the redemption prices set forth in the indenture. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price as defined in the indenture, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes.

NOTE 7 — PROGRAM RIGHTS

    In March 1995, the Company and affiliates of Viacom Inc. and Paramount entered into a ten-year license agreement for a limited exclusive license to broadcast the film and television library of the Paramount Television Group and Viacom in Norway, Sweden, Denmark, Finland, Flemish Belgium and the Netherlands. The Company agreed to pay USD 20,000,000 to Paramount, an affiliate of Viacom. Simultaneously, Paramount purchased for USD 4,000,000 a warrant (the "Paramount Warrant") expiring in 2000 to purchase one million Common Shares in the Company at an exercise price of USD 35.00 per share.

    In July 1997, the Company reached an agreement to amend the existing program license agreement to add Hungary and Slovenia and to remove Finland from the license territories, and to give the Company the right to two runs of licensed library product, which includes all new Paramount feature films, all new Paramount series product and the Paramount library. In consideration for the amendment, the Company agreed to reduce the exercise price of the Paramount Warrant to USD 25.00 per share, subject to anti-dilution adjustments, and to extend its term until June 30, 2002. (See Note 8). The warrant was not exercised before the expiry date and has therefore lapsed.

    The Company amortizes the Paramount library agreement on a straight-line basis commencing upon the initial broadcast date in each territory.

15

NOTE 8 — DEFERRED INCOME

    Deferred income in 2001 included an amount of USD 4,000,000 for warrants purchased by Paramount to purchase 1,000,000 Common Shares in the Company, expiring June 30, 2002 with an exercise price of USD 25.00 per share. (See Note 7). These warrants expired on June 30, 2002 without being exercised, and have been credited to Interest Receivable and Similar Income.

    Deferred income in 2002 comprises an unrealized currency exchange gain on our USD denominated Convertible Subordinated Notes.

NOTE 9 — CAPITAL AND RESERVES

(a)
Authorized and subscribed
	2002	2001

Authorized:
75,000,000 ordinary shares with a par value of euro 2.00	€150,000,000	€150,000,000

Subscribed:
28,623,120 (2001: 28,351,531) ordinary shares with a par value of euro 2.00	€57,246,240	€56,703,062

(b)
Movements
	Subscribed capital	Share premium	Reserve for own shares	Results brought-forward

At December 31, 2001	56,703,062	717,388,483	537,618	(348,197,124)
Reserve Transfer	—	(348,197,124)	—	348,197,124
Exchange of Options	469,730	(78,375)	—	—
Options Buy-Back for Shares	73,448	506,047	—	—
Loss for the financial year ended December 31, 2002	—	—	—	(82,172,249)

At December 31, 2002	€57,246,240	€369,619,031	€537,618	€(82,172,249)

    (A)
    At the Annual General Meeting of Shareholders of SBS Broadcasting SA on December 6, 2002, a transfer of euro 348,197,124, corresponding to the accumulated losses at December 31, 2001, from the share premium account to results brought forward was approved. The reserves transfer is effective December 6, 2002.

    (B)
    On May 2, 2002, an option to buy 234,865 Common Shares was exercised at an exercise price of USD 1.50 per share.

    (C)
    On December 16, 2002, the Company bought back 300,068 stock options in exchange for 36,724 Common Shares.

16

    (c)
    Outstanding options and warrants

    i.
    Options

    SBS has adopted and the shareholders have approved a 1992 Share Incentive Plan as amended and restated, and a 1994 Share Incentive Plan. Under each share incentive plan, the Compensation Committee of our Board of Directors may grant options to acquire Common Shares to one or more of our employees (including officers), directors or consultants. The Compensation Committee generally may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised (which may not continue for more than 10 years after the date of grant). We have reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the share incentive plans. The share incentive plans are intended to strengthen our ability to attract, motivate and retain key employees, and, in particular, to provide us with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

    As of April 15, 2003, options to purchase an aggregate of 7,353,968 Common Shares were outstanding under the share incentive plans. Of this aggregate total, options to purchase 5,763,404 Common Shares were either fully vested or would become fully vested within 60 days of April 15, 2003. The options provide for exercise prices between USD 13.00 and USD 60.00 per common share, with expiration dates ranging from October 12, 2003 to December 12, 2012. As of April 15, 2003, all of our executive officers and directors as a group (15 persons) held options to purchase an aggregate of 3,464,403 Common Shares.

    In addition to the stock option grants outlined above, we maintain a Long-Term Employees' Stock Ownership Plan. A total of 60,000 of our Common Shares have been reserved under this stock plan for awards to employees. Each award of shares vests in three installments on each of the first, second and third anniversaries of the date of award, subject to the employee's continuing in our employment until the third anniversary of the date of award. As of April 15, 2003, 48,000 shares had been awarded under this plan, 44,667 of which have vested and been issued.

    ii.
    Warrants

    The Company had issued warrants to Paramount to purchase 1,000,000 Common Shares in the Company expiring June 30, 2002 with an exercise price of USD 25.00 per share (See Note 8). The warrants have expired and no warrants were exercised.

    (d)
    Other

    During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, some of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. At December 31, 2002 the Company held 18,234 own shares with a carrying value of euro 537,618. In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

17

NOTE 10 — LEGAL RESERVE

    Luxembourg companies are required to appropriate to legal reserve a minimum of 5% of the annual net income, after deducting any losses brought forward, until this reserve equals 10% of the nominal value of the issued share capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders. No appropriation is required in respect of the financial year ended December 31, 2002.

NOTE 11 — INTEREST RECEIVABLE AND SIMILAR INCOME

	2002	2001

Interest and commission receivable from affiliated undertakings	19,123,195	15,807,540
Other	5,340,495	7,668,038

	€24,463,690	€23,475,578

NOTE 12 — INTEREST PAYABLE AND SIMILAR CHARGES

	2002	2001

Interest expense on convertible subordinated debentures and notes	21,853,469	17,514,648
Loss on foreign exchange
—realized	1,926,195	691,158
—unrealized	22,761,190	13,575,679
Other	1,416,653	957,104

	€47,957,507	€32,738,589

NOTE 13 — EXTRAORDINARY CHARGES

    In 2001, we recorded losses of euro 38,849,132 on the disposal of our interest in TV3, euro 11,338,059 on the sale of our interest in Ameron Ltd. and euro 8,478,344 on the transfer of Strateurop B.V. to SBS Broadcast Nederland B.V. (Note 4).

             During November, 2002, the Company bought and redeemed $5,000,000 nominal value of Convertible Subordinated Notes due 2004, and recorded an extraordinary gain of euro 1,334,986.

NOTE 14 — INCOME TAXES

    The Company is subject to profit and wealth taxes in Luxembourg and Switzerland. The Company has tax losses to carry forwards in Luxembourg.

18

NOTE 15 — COMMITMENTS

    The Company has issued a Letters of Support to a number of its directly and indirectly held subsidiaries.

    The Company has provided a guarantee for obligations in connection with foreign exchange contracts to maximum DKK 7,000,000.

    In December 1996, the Company entered into a satellite carriage agreement with Telenor (a Norwegian satellite operator) for the transmission of Kanal 5, TVNorge and Kanal Danmark via satellite-to-cable and direct-to-home broadcasting. The initial term of the agreement is five years, beginning April 1, 1997. The agreement renews automatically for an additional five-year term unless either party gives prior notice of termination. The Company has minimum annual payments under this agreement of approximately 2003: euro 2,885,000, 2004: euro 2,885,000, 2005: euro 2,885,000, 2006: euro 2,885,000 and 2007: euro 2,885,000.

NOTE 16 — SUBSEQUENT EVENTS

    On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1,400 million (euro 5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

    During March 2003, we acquired and redeemed $5 million of the 1997 Notes. We recorded a gain of euro 109 on this extinguishments of debt.

    On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of euro 1.7 million.

    Radio

    In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (euro 7.7 million), realizing a loss of euro 0.7 million. We retain 1.7 million warrants that are exercisable into Common Shares of Lions Gate Entertainment Corp.

    In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications Inc. and from Norsk Aller AS. The total purchase price of these acquisitions is approximately euro 17.5 million, payable in SBS Common Shares, subject to certain guarantees. The acquisitions closed in September. With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had revenues of approximately euro 12.0 million and euro 5.5 million, respectively.

19

    In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, will be 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our 5 stations and Bonnier's 14 stations was closed on October 1, 2003. Bonnier Radio AB had consolidated revenues of approximately euro 11.0 million in 2002.

    Following the completion of these transactions, SBS will operate and control 52 radio stations across the major Scandinavian markets.

    Television

    On September 1, 2003 we acquired certain media assets from Veronica Holding BV in the Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to use the "Veronica" brand for television uses and has rebranded and relaunched its television channel V8 as Veronica in September. In addition, SBS Broadcasting BV acquired the company that publishes the weekly television and radio guide Veronica Magazine. In 2002, Veronica Magazine had revenues in excess of euro 60 million and operating income of approximately euro 11 million. Veronica Magazine is the largest weekly publication in the Netherlands with a circulation of approximately 1.1 million. As a result of this transaction Veronica Holding BV was issued a 10% equity interest in SBS Broadcasting BV.

    On September 12 2003, we agreed to sell our 30.4% equity interest in TVN in Poland to International Trading and Investments Holdings S.A. ("ITI") for a cash consideration of euro 131.5 million. The transaction, which is subject to ITI raising the required funding through a financing transaction, is expected to close in the fourth quarter of 2003.

20

SBS Broadcasting S.A.
Société Anonyme

CONSOLIDATED ACCOUNTS
December 31, 2002

         and

REPORT OF THE INDEPENDENT AUDITOR

SBS BROADCASTING S.A.
CONSOLIDATED ACCOUNTS

CONTENTS

Report of the independent auditor	1
Consolidated balance sheet	2 - 3
Consolidated profit and loss account	4
Notes on the consolidated accounts	5 - 25

Ernst & Young Société Anonyme	Téléphone: 42 124-1 Fax: 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of SBS Broadcasting S.A. Société Anonyme Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 6, 2002 we have audited the accompanying consolidated accounts of SBS Broadcasting S.A. for the year ended December 31, 2002, and have read the related management report. These consolidated accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management and the Board of Directors, as well as evaluating the overall consolidated accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the consolidated financial position of SBS Broadcasting S.A. as at December 31, 2002 and of the consolidated results of its operations for the year then ended.

The consolidated management report is consistent with the consolidated accounts.

                        ERNST & YOUNG
                        Société Anonyme
                        Réviseur d'entreprises

                        Jean-Marie GISCHER

Luxembourg, October 9, 2003

SBS Broadcasting S.A.
Société Anonyme
CONSOLIDATED BALANCE SHEET

December 31, 2002
(expressed in thousands of euro)

	2002	2001
		(Note 1)

Fixed assets
Intangible assets (Note 2)	6,081	5,800
Tangible assets (Note 3)
Land and buildings	11,598	13,066
Technical and other equipment	26,008	22,777

	37,606	35,843
Financial assets (Note 4)
Participating interests	11,474	24,486
Other investments	2,101	3,242
Own shares	537	537

	14,112	28,265

	57,799	69,908

Current assets
Debtors (amounts falling due within a year)
Trade debtors	82,291	77,590
Other debtors	21,511	30,467
Program rights (of which euro 241,975 (2001: euro 228,075) is due after one year) (Note 5)	414,209	402,744

	518,011	510,801
Investments (Note 6)
Other investments	10,408	—
Cash at bank and in hand	68,614	73,615

	597,033	584,416
Prepayments	6,395	7,751

	603,428	592,167

The accompanying notes are an integral part of the annual accounts

	2002	2001
		(Note 1)
Creditors: amounts due and payable within one year
Amounts owed to credit institutions (Note 7)	6,599	3,400
Trade creditors	32,903	27,153
Other creditors	54,565	60,582
Notes payable	1,355	1,917
Program rights (Note 5)	190,618	186,658

	286,040	279,710
Net current assets	310,993	304,706

Total assets less current liabilities	375,187	382,365

Creditors: amounts falling due after more than one year
Amounts owed to credit institutions (Note 7)	22,232	19,626
Other creditors	10,801	8,038
Program rights (Note 5)	141,214	134,838
Convertible subordinated notes (Note 8)	66,749	84,260
12% senior notes (Note 9)	135,000	135,000

	375,996	381,762
Deferred income (Note 10)	28,630	26,135
Minority interest	23,115	17,909

	(52,554)	(43,441)

Capital and reserves (Note 11)
Subscribed capital	57,246	56,703
Share premium	369,619	717,388
Reserves—Reserve for own shares	537	537
Foreign currency translation adjustment	(14,134)	(40,078)
Results brought forward	(469,686)	(693,254)
Profit/(Loss) for the financial year	3,864	(84,737)

	(52,554)	(43,441)

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2002
(expressed in thousands of euro)

	2002	2001
		(Note 1)

Net turnover	510,854	479,853
Operating expenses
Station operating expenses	(361,157)	(352,726)
Selling, general and administrative expenses	(94,115)	(92,321)
Corporate expenses	(15,246)	(16,594)
Depreciation	(22,912)	(21,831)

	(493,430)	(483,473)

Operating profit/(loss)	17,424	(3,620)
Financial charges
Interest income	2,147	5,784
Interest and similar charges	(17,555)	(22,683)
Share issue costs	(59)	(420)
Other expenses	(2,601)	(20,719)

	(644)	(41,658)
Value adjustment in respect of
participating interests (Note 4)	(361)	(33,784)
Unrealized loss on short term investments	(3,412)	—
Profit on disposal of participating interests	13,673	—
Share in the ordinary results of companies accounted for
by the equity method (Note 4)	(92)	(15,739)

	9,164	(91,181)
Tax	(666)	(184)

Profit/(loss) for the financial year	8,498	(91,365)
(Gain)/loss attributable to minority interests	(4,634)	6,628

Profit/(loss) for the financial year attributable to the group	3,864	(84,737)

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
NOTES ON THE CONSOLIDATED ACCOUNTS

December 31, 2002

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
The consolidated accounts are prepared under the historical cost convention.

The consolidated accounts are prepared in accordance with accounting principles and regulations generally accepted in the Grand Duchy of Luxembourg. The consolidated accounts are expressed in euro, which is considered to be the functional currency of the Company.

The account balances as at December 31, 2001, which were expressed in US dollars in the annual accounts for 2001, have been converted to euro for comparison purposes at the December 31, 2001 exchange rate, and are presented in euro in the annual accounts for 2002.
Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides advertising airtime to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial conditions, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

The Company's broadcasting operations primarily generate revenues in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forints and euro and incur substantial operating expenses in these and other foreign currencies. The Company also incurs substantial operating expenses for programming in USD and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro translated amounts to change in comparison with previous periods.
Buildings, equipment and improvements

Buildings, equipment and improvements are carried at cost. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancellable term of the lease.

Program rights

Program rights and the related liabilities are recorded at their gross value when the program contract is signed. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. An exception is the Paramount library agreement, which is amortized on a straight-line basis commencing upon the initial broadcast date in each territory. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.
Barter transactions

Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized.
Warrants

Proceeds received from the issue of warrants for shares in the Company and rights for shares in affiliates are accounted for as deferred income. If the warrants for shares in the Company are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the Share Premium account on the date of the share issue. If the warrants or rights for shares in affiliates are exercised the proceeds will be accounted for as gain or loss on the sale. If the warrant or right expires the proceeds will be credited to the Profit and Loss account in the financial year in which the expiry date falls.
Basis of consolidation
The consolidated accounts include the accounts of SBS Broadcastings S.A. and all its subsidiary undertakings drawn up to December 31.

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, and is written off directly to reserves. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given a capital reserve is created.

Undertakings, other than subsidiary undertakings, in which the Group has an investment representing not less than 20% of the voting rights and over which it exerts significant influence are treated as participating interests and are accounted for by the equity method. Accordingly, the Group accounts include the appropriate share of these undertakings' results and reserves based on audited accounts to December 31, 2002.

Foreign currencies
Group

The accounts of subsidiary undertakings are translated into euro at the rate of exchange ruling at the balance sheet date. The exchange difference on the retranslation of opening net assets is taken directly to reserves.
Company

Transactions in foreign currencies are translated at the rates of exchange ruling at the dates of the transactions. Foreign currency current assets and liabilities in the balance sheet are translated at the rates of exchange ruling at the balance sheet date. Resulting exchange gains and losses are taken to the profit and loss account. Unrealized gains and losses on forward exchange contracts used to hedge are accounted for in connection with the amount hedged.

NOTE 2 — INTANGIBLE ASSETS

	2002 (000's)	2001 (000's)
Cost:
At January 1, 2002	15,533	16,423
Exchange difference	357	(3,895)
Additions	11,465	7,864
Disposals	(9,809)	(4,859)

At December 31, 2002	17,546	15,533

Depreciation:
At January 1, 2002	9,733	10,168
Exchange difference	230	(311)
Provided during the year	7,156	4,735
Disposals	(5,654)	(4,859)

At December 31, 2002	11,465	9,733

Net book value	€6,081	€5,800

NOTE 3 — TANGIBLE ASSETS

	Land and buildings (000's)	Technical and other equipment (000's)	Total (000's)
Cost:
At January 1, 2002	17,175	79,854	97,029
Exchange difference	252	1,314	1,566
Additions	4,176	18,107	22,283
Disposals	(5,740)	(11,887)	(17,627)

At December 31, 2002	15,863	87,388	103,251

Depreciation:
At January 1, 2002	4,109	57,077	61,186
Exchange difference	13	958	971
Provided during the year	890	12,937	13,827
Disposals	(747)	(9,592)	(10,339)

At December 31, 2002	4,265	61,380	65,645

Net book value:
At December 31, 2002	€11,598	€26,008	€37,606

At December 31, 2001	€13,066	€22,777	€35,843

      Included in technical and other equipment is euro 4,687,000 (2001: euro 3,004,000) of assets held under various capital leases. Accumulated depreciation of these assets amounted to euro 4,576,000 (2001: euro 2,206,000).

NOTE 4 — FINANCIAL ASSETS

	Participating interests	Other investments	Own Shares	Total
	(000's)	(000's)	(000's)	(000's)

At January 1, 2002	24,486	3,242	537	28,265
Exchange difference	(78)	279	—	201
Additions	1,546	169	—	1,715
Transferred to short-term investments	(13,986)	—	—	(13,986)
Value adjustment in respect of participating interests	(361)	—	—	(361)
Disposals	(41)	(1,589)	—	(1,630)
Share of profits of participating interests	(92)	—	—	(92)

At December 31, 2002	€11,474	€2,101	€537	€14,112

      Details of the investments held by the Group are as follows:

	Proportion of capital held
	Country of incorporation	by SBS	in total	Accounting method

Broadcast Norge AS	Norway	100%	100%	Consolidated
TV Norge AS	Norway		50.67%	Consolidated
TV Pluss AS	Norway		37.7%	Equity method
TV Hordaland AS	Norway		12.7%	Cost method
Aktuelt Nyheter AS	Norway		50.67%	Consolidated
Broadcast Text AS	Norway		100%	Consolidated
Norsk Text AS	Norway		100%	Consolidated
TV Tekst AS	Norway		100%	Consolidated
Kanal 5 AB	Sweden	100%	100%	Consolidated
SBS Radio Sweden AB	Sweden	100%	100%	Consolidated
Svenska Mediaintressenter AB	Sweden		100%	Consolidated
Radio City 107 HB	Sweden		100%	Consolidated
Radio City Göteborg AB	Sweden		100%	Consolidated
Radio City Malmö AB	Sweden		100%	Consolidated
Radio City Stockholm AB	Sweden		100%	Consolidated
106,7 Rockklassiker AB	Sweden		100%	Consolidated
106,7 Rockklassiker Stockholm AB	Sweden		50%	Equity method
Radio Göteborg 107,3	Sweden		100%	Consolidated
Radio Syd AB	Sweden		100%	Consolidated
Easy 107.5 Stockholm AB	Sweden		50%	Equity method
SBS Interactive AB	Sweden	100%	100%	Consolidated
Kanal 5 Nya Media AB	Sweden		100%	Consolidated
Big Brother Kommanditbolag	Sweden		50%	Equity method
Big Brother AB	Sweden		50%	Equity method
Broadcast Text International AB	Sweden	100%	100%	Consolidated
Broadcast Text Svenska AB	Sweden		91%	Consolidated

SBS Broadcast Danmark A/S	Denmark	100%	100%	Consolidated
TvDanmark A/S	Denmark		100%	Consolidated
Kanal 2 Prime Time A/S(1)	Denmark	1.2%	98%	Consolidated
Broadcast Text Danmark A/S	Denmark		100%	Consolidated
Nordisk Radioreklame A/S	Denmark		100%	Consolidated
Radioreklame A/S	Denmark		95%	Consolidated
Det Danske Fjernsynsselskab A/S	Denmark		33.3%	Equity method
Kanal 60 A/S	Denmark		36.3%	Equity method
Pro Radio Oy	Finland	100%	100%	Consolidated
Radio 957 Tampere Aäni Oy	Finland		100%	Consolidated
Radio City Suomen Kauponki Radio Oy	Finland		90.3%	Consolidated
KISS FM Helsingin Radioinvestintä Oy	Finland		100%	Consolidated
Dikigoros Oy	Finland		100%	Consolidated
Helsingin Paikallinen Radio Oy	Finland		80.9%	Consolidated
Pro 957 Oy	Finland		100%	Consolidated
Miracle Sound Tampere Oy	Finland		71.2%	Consolidated
Miracle Sound Oulu Oy	Finland		41.2%	Equity method
Miracle Sound Oy	Finland		41.2%	Equity method
Oulun Horisontti Oy (Radio Mega)	Finland		100%	Consolidated
SBS Finland Oy	Finland		100%	Consolidated
SBS New Media Finland Oy	Finland		100%	Consolidated
Pirkanmaan Viestintäpalvelu Oy (Radio Pop)	Finland		60%	Consolidated
Mediaväylä Oy	Finland		100%	Consolidated
Radio Kantri Oy	Finland		55%	Consolidated
Kymenlaarson Sähköiset Viestimet Oy	Finland		28%	Equity method
Turun Ensitorppa OY	Finland		28%	Equity method
Broadcast Text Helsinki OY	Finland		100%	Consolidated
Kanal 5 Limited	UK	100%	100%	Consolidated
VT4 Limited	UK	100%	100%	Consolidated
SBS Services (UK) Limited	UK	100%	100%	Consolidated
TvDanmark 1 Limited	UK	100%	100%	Consolidated
Romanian Broadcasting Corporation Limited	UK	46.5%	46.5%	Equity method
Scandinavian Broadcasting System (Jersey) Limited	Jersey	100%	100%	Consolidated
EBS International N.V.	Belgium	100%	100%	Consolidated
VT 4 Marketing & Sales N.V.	Belgium		100%	Consolidated
SBS Belgium N.V.	Belgium		100%	Consolidated
VT4 Network N.V.	Belgium		100%	Consolidated
Broadcast Text N.V.	Belgium		100%	Consolidated
SBS Nederland B.V.	Netherlands	100%	100%	Consolidated
SBS Services B.V.	Netherlands		100%	Consolidated

Carthage I B.V.	Netherlands		100%	Consolidated
Carthage II B.V.	Netherlands		100%	Consolidated
Carthage III B.V.	Netherlands		100%	Consolidated
Strateurop B.V.	Netherlands		100%	Consolidated
SBS Broadcasting B.V.	Netherlands		70%	Consolidated
V8 Broadcasting B.V	Netherlands		70%	Consolidated
Cameo Support B.V.	Netherlands		70%	Consolidated
SBS Radio B.V.	Netherlands		70%	Consolidated
SBS Participations B.V.	Netherlands		70%	Consolidated
At FUN B.V.	Netherlands		70%	Consolidated
NET5/SBS6 Publishing B.V.	Netherlands		35%	Equity method
Broadcast Text B.V.	Netherlands		100%	Consolidated
MTM-SBS Televizio Rt.(2)	Hungary	49%	49%	Consolidated
SBS Magyarorszagi Befektetesi Kft.	Hungary	97%	97%	Consolidated
Budapesti Kommunikacios Rt.	Hungary		97%	Consolidated
MTM Produkcio Kft.	Hungary	100%	100%	Consolidated
INTERAKTIV Televizios Kft.	Hungary	80%	80%	Consolidated
Lampsi Radio Company S.A.	Greece	70%	70%	Consolidated
European Broadcasting System S.A.	Luxembourg		43.5%	Equity method
Ameron Television S.r.l.	Romania		40%	Equity method
TVN Sp z o.o	Poland		30.4%	Equity method
SBS Services (US) Inc.	USA	100%	100%	Consolidated
Ameron Television Ltd.	USA		40%	Equity method

(1)	Pursuant to a shareholders' agreement the Group is entitled to 100% of earnings.
(2)	As of December 31, 2002, the Company had a 61.5% economic interest in the station, and options to increase its economic interest to 100%.
(3)
SBS owns 3,925, 5.25% Convertible Redeemable Preferred shares, Series A and 1,668,125 Common Share Purchase Warrants. The Series A Preferred Shares are convertible at the option of the holder, at any time, at the conversion price of USD 2.55 per share, into 1,000 Lions Gate common shares. Beginning in January 2003, Lions Gate may convert the Series A Preferred Shares into Lions Gate common shares if the average closing price of Lions Gate's common shares for the immediately preceding 20 trading days exceeds 175% of the conversion price and the trading volume exceeds 100,000 shares for the same period. Beginning in January 2005, Lions Gate may redeem the Series A Preferred Shares upon payment in cash of an amount equal to 105% of the offering price plus accrued and unpaid dividends. Each Warrant entitles the holder to purchase one Lions Gate common share at a price of USD 5.00 at any time prior to January 1, 2004.

Acquisitions and Dispositions
Norway

In May 1997, SBS, TVNorge and TV2 entered into cooperation, program and guarantee agreements (the "Cooperation Agreement"), under which TV2 assumed the ultimate responsibility of programming TVNorge. Under the Cooperation Agreement TV2 was required to compensate TVNorge if TVNorge's gross rating points fell short of certain agreed levels.

In December 1999, the Company, TVNorge and TV2 agreed to terminate the Cooperation Agreement and from January 1, 2000, TVNorge regained full control and authority of its own programming, scheduling and promotion. As settlement under the terminated Cooperation Agreement, TV2 has paid TVNorge NOK 335,000,000 (euro 40,800,000) in cash over the two-year period ended December 31, 2000, and agreed to compensate TVNorge NOK 30,000,000 (euro 3,786,000) in free airtime on TV2 over a three-year period, which expired December 31, 2002. TV2 received NOK 10,000,000 (euro 1,230,000) from the Company in 2000, in settlement of the program agreement pursuant to which TV2 had the ongoing right to acquire programming from the TVNorge program libraries on favorable terms. Also, in 2000, NOK 130,318,000 (euro 16,068,000) was recorded as revenue and NOK 5,190,000 (euro 640,000) was recorded as interest income, in relation to the settlement of the terminated Cooperation Agreement.
Greece

Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (euro 6,750,000), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend their operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority.
The Netherlands

The Company acquired, effective August 1, 1999, 51% of Publimusic B.V., a Dutch corporation which owns and operates Radio Noordzee FM, a national Dutch radio station, from Strengholt B.V. Consideration for the 51% interest consisted of USD 2,000,000 (euro 1,869,000) in cash that was paid upon the signing of the agreement and a commitment to provide USD 5,000,000 (euro 4,673,000) of television advertising time to Radio Noordzee over a three-year period, which expired December 31, 2002. An additional cash consideration of USD 500,000 (euro 588,000) was paid in 2001 as an earn-out payable on the operating performance of the station in 2000. On June 1, 2001, the Company established a wholly owned Dutch company, SBS Radio B.V., to hold the Company's 51% interest in Publimusic B.V. On September 7, 2001, we sold a 30% interest in that company to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for USD 1,400,000 (euro 1,564,000) equivalent to 30% of our net investment in the station.

On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was euro 10,210,000, of which the Company's share was approximately euro 7,100,000. As part of the transaction, Publimusic will be entitled to receive euro 1,815,000 at fair value in advertising time on SBS6, NET5 and V8, which must be used before December 31, 2004, subject to availability. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of euro 2,939 that will be recognized as the contingency lapses.

On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at euro 27,527,000, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8, a 70% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of USD 4,350,000 (euro 4,915,000), which was repaid in full during 2002.
Poland

On July 26, 2000 the Company acquired from ITI a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at euro 34,735,000, the surrender to ITI of a USD 40,000,000 principal amount Note, valued at USD 37,500,000 (euro 39,936,000), which the Company acquired from CME, and USD 91,600,000 (euro 97,550,000) in cash. The Company also issued 100,000 common stock warrants for USD 60.00 per share to certain ITI executives. In connection with this agreement, the Company currently indemnifies ITI against the Company's pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, the Company's maximum exposure in connection with such indemnity was euro 21,740,000. The Company accounts for this investment under the equity method of accounting, and it has recorded income, of euro 2,588,000 and euro 6,923,000 in the years ended December 31, 2001 and 2002, respectively.

On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for a cash consideration of USD 11,000,000 (euro 10,489,000). In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of USD 130,000,000. The call option is exercisable until December 31, 2003.

Hungary

In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. The capital requirements of TV2 during its start-up phase have been funded through equity contributions and interim loans by its shareholders and by approximately USD 27,500,000 of project financing from three institutions, led by the European Bank for Reconstruction and Development ("EBRD"). The financing was secured by liens on the assets of TV2 and by the pledge of all of the outstanding shares of TV2. The Company consolidated the financial position and results of operations of TV2 for all periods presented based on the Company's effective control of TV2's operations and its ability to direct the ownership of TV2's remaining voting interest.

In August 2000, in consideration of the issuance of 543,000 Common Shares valued at euro 24,708,000, the Company indirectly acquired an additional 22.5% economic interest in TV2 in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%. The Company's voting interest remains at 49.0%, the maximum currently allowable under Hungarian broadcast law.

On September 25, 2001, TV2 executed amendments to the EBRD loan and repaid USD 13,562,000 (euro 14,780,000) of the facilities, financed in part through a euro 12,000,000 loan from the Company. As of December 31, 2002, euro 8,293,000 remains outstanding under the amended EBRD loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD loan does not include restrictions on the ability of TV2 to pay dividends to the Company or make payments to the Company via management contracts or loans to shareholders. In addition, EBRD agreed that the shareholder loans owed by TV2 to the Company need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which the Company had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, the Company has executed guarantees of TV2's obligations to EBRD under the amended EBRD loan. TV2 has executed an agreement to indemnify the Company for any amounts paid by the Company under these guarantees.

On February 21, 2000, the Company acquired all of CME's Hungarian broadcasting assets, (TV3) including programming inventories, real estate, and related tangible and intangible assets in Hungary (collectively, the "Hungarian Assets") for a total consideration of euro 16,868,000. The Company simultaneously agreed to sell a one-half interest in the Hungarian Assets to CLT-UFA for euro 9,000,000.

On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for USD 225,000 (euro 241,000), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of USD 2,841,000 (euro 2,893,000).

At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of USD 3,300,000 (euro 3,534,000) to Albene, with the ability to make a further payment of USD 5,000,000 (euro 5,518,000), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.
Romania

On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire USD 29,700,000 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately USD 6,900,000 (euro 7,187,000). On July 18, 2001, the Company completed the issuance, for USD 6,000,000 (euro 6,952,000), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of euro 1,043,000 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the USD 6,000,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.
Austria

On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190,000 (euro 3,429,000) of cash and 108,082 of Common Shares valued at euro 1,905,000. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were euro 682,000 and euro 2,972,000 for the years ended December 31, 2001 and 2002, respectively. As ATV continues to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of euro 2,122,000 in 2002 to write-off the remaining carrying amount of our investment.

Switzerland

In September 1999, the Company and Tamedia, launched TV3, a national channel targeted at the German speaking community of Switzerland. During 1999 and 2000 the operations of TV3 were funded equally by Tamedia and the Company. During 2001 the operations of TV3 were funded solely by Tamedia and in November 2001 the Company sold its interest in TV3 to Tamedia for a nominal consideration. The Company recorded equity losses of euro 6,092,000 in 2001.
Italy

In 1996 the Company entered into loan and acquisition agreements with the owners of FINELCO, which owned and operated RETE 105, a national radio network in Italy. The prospective sellers under such agreements refused to consummate the transactions contemplated thereby, and accordingly the Company commenced proceedings in Italy seeking to enforce such agreements. At December 31, 2000, the Company had advanced USD 7,336,000 (euro 7,884,000) against the purchase price, and incurred additional capitalized expenses of USD 1,526,000 (euro 1,640,000). In October 2001, the Company received a total of euro 12,500,000 in final settlement of all advanced amounts plus interest and cost incurred. A gain of euro 1,524,000 was recorded on the settlement.

NOTE 5 — PROGRAM RIGHTS

In March 1995, the Company and affiliates of Viacom Inc. and Paramount entered into a ten-year license agreement for a limited exclusive license to broadcast the film and television library of the Paramount Television Group and Viacom in Norway, Sweden, Denmark, Finland, Flemish Belgium and the Netherlands. The Company agreed to pay USD 20,000,000 to Paramount, an affiliate of Viacom, of which USD 14,000,000 was paid in March 1995, USD 2,500,000 was paid in 2001, USD 1,000,000 was paid in 2002 and USD 2,500,000 will be paid in 2004. Simultaneously, Paramount purchased for USD 4,000,000 a warrant (the "Paramount Warrant") expiring in 2000 to purchase one million common shares in the Company at an exercise price of USD 35.00 per share. In July 1997, the Company reached an agreement to amend the existing program license agreement to add Hungary and Slovenia and to remove Finland from the license territories, and to give the Company the right to two runs of licensed library product, which includes all new Paramount feature films, all new Paramount series product and the Paramount library. In consideration for the amendment, the Company agreed to reduce the exercise price of the Paramount Warrant to USD 25.00 per share, subject to anti-dilution adjustments, and to extend its term until June 30, 2002. The warrant was not exercised before the expiry date and has therefore lapsed.
The Company amortizes the Paramount library agreement on a straight-line basis commencing upon the initial broadcast date in each territory.

NOTE 6 — SHORT TERM INVESTMENTS

Participating interests with a value brought forward at 1 January 2002 of euro 13,986,000 have been reclassified as short-term investments. During 2002 a write down of euro 3,578,000 has been charged to the profit and loss.

NOTE 7 — AMOUNTS OWED TO CREDIT INSTITUTIONS

	2002	2001
	(000's)	(000's)
EBRD Loan	8,293	10,408
Postabank	7,726	6,551
De Telegraaf	—	4,888
ING Bank	11,800	—
Other loans	1,012	1,179

	28,831	23,026
Less amounts due and payable within one year	6,599	3,400

	€22,232	€19,626

NOTE 8 — CONVERTIBLE SUBORDINATED DEBENTURES AND NOTES

In November 1997, the Company sold an aggregate of USD 75,000,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004 (the "1997 Notes"), raising net proceeds to the Company of approximately USD 72,300,000 after the deduction of fees and expenses of the offering paid by the Company. Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into Common Shares at a conversion price of USD 29.13 per Share. The 1997 Notes are redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium. In November 2002, the Company acquired and redeemed USD 5,000,000 of the 1997 Notes and recorded a gain of euro 1,335,000 upon the extinguishment of the debt.

The 1997 Notes are subordinated to all existing and future Senior Debt of the Company, as defined in the indenture. The indenture under which the 1997 Notes were issued does not restrict the incurrence of additional senior or other indebtedness by the Company.

Upon a change of control, each holder of the 1997 Notes has the right to cause the Company to repurchase all of such holder's 1997 Notes at a price in each case equal to 100% of the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of repurchase. In addition, in the event of certain changes in tax laws and certain other limited circumstances requiring additional payments by the Company, the 1997 Notes are redeemable in whole, but not in part, at the option of the Company at any time. The redemption price under these circumstances is equal to the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of redemption.
The fair value of the remaining USD 70,000,000 (euro 66,749,000) of the 1997 Notes at December 31, 2002 was approximately euro 58,250,000 based on public market trading.

NOTE 9 — 12% SENIOR NOTES DUE 2008

On June 15, 2001, the Company issued euro 135,000,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2002.
The notes are listed on the Luxembourg Stock Exchange. At December 31, 2002, the fair market value of the notes was approximately euro 121,500,000.

NOTE 10 — DEFERRED INCOME

Deferred income comprises:
(A)	An amount of euro 16,114,000 to provide television and radio advertising time to companies in which we have a participating interest.
(B)	Deferred income in 2002 comprises an unrealized currency exchange gain on our USD denominated Convertible Subordinated Notes.

NOTE 11 — CAPITAL AND RESERVES

	2002	2001
	(In euro 000's)
(a) Authorized
75,000,000 ordinary shares with a par value of euro 2.00	€150,000	€150,000

Subscribed:
28,623,120 (2001: 28,351,531) ordinary shares with a par value of euro 2.00	€57,546	€56,703

(b) Movements	Subscribed capital	Share premium	Reserve for own shares	Foreign currency translation adjustment	Results brought- forward

At January 1, 2002	56,703	717,388	537	(40,078)	(777,991)
Reserve transfer	—	(348,197)	—	—	348,197
Exchange of options	470	(78)	—	—	—
Options buy-back for shares	73	506	—	—	—
Currency translation adjustment	—	—	—	25,944	(39,892)
Profit for the financial year ended December 31, 2002	—	—	—	—	3,864

At December 31, 2002	57,246	369,619	537	(14,134)	(465,822)

The cumulative amount of goodwill written off to results brought forward as at January 1, 2003 is euro 321,793,000.
(A)
At the Annual General Meeting of Shareholders of SBS Broadcasting SA on December 6, 2002, a transfer of euro 348,197,124, corresponding to the accumulated losses at December 31, 2001, from the share premium account to results brought forward was approved. The reserves transfer is effective December 6, 2002.
(B)	On May 2, 2002, an option to buy 234,865 Common Shares was exercised at an exercise price of USD 1.50 per share.
(C)	On December 16, 2002, the Company exchanged 300,068 stock options for 36,724 Common Shares.

(c) Outstanding options and warrants
i. Options

SBS has adopted and the shareholders have approved a 1992 Share Incentive Plan as amended and restated, and a 1994 Share Incentive Plan. Under each share incentive plan, the Compensation Committee of our Board of Directors may grant options to acquire Common Shares to one or more of our employees (including officers), directors or consultants. The Compensation Committee generally may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised (which may not continue for more than 10 years after the date of grant). We have reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the share incentive plans. The share incentive plans are intended to strengthen our ability to attract, motivate and retain key employees, and, in particular, to provide us with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

As of April 15, 2003, options to purchase an aggregate of 7,353,968 Common Shares were outstanding under the share incentive plans. Of this aggregate total, options to purchase 5,763,404 Common Shares were either fully vested or would become fully vested within 60 days of April 15, 2003. The options provide for exercise prices between USD 13.00 and USD 60.00 per common share, with expiration dates ranging from October 12, 2003 to December 12, 2012. As of April 15, 2003, all of our executive officers and directors as a group (15 persons) held options to purchase an aggregate of 3,464,403 Common Shares

In addition to the stock option grants outlined above, we maintain a Long-Term Employees' Stock Ownership Plan. A total of 60,000 of our Common Shares have been reserved under this stock plan for awards to employees. Each award of shares vests in three installments on each of the first, second and third anniversaries of the date of award, subject to the employee's continuing in our employment until the third anniversary of the date of award. As of April 15, 2003, 48,000 shares had been awarded under this plan, 44,667 of which have vested and been issued.
ii. Warrants

The Company had issued warrants to Paramount to purchase 1,000,000 Common Shares in the Company expiring June 30, 2002 with an exercise price of USD 25.00 per share. (See Note 6). The warrants have expired and no warrants were exercised.
(d) Other

During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, some of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. At December 31, 2002 the Company held 18,234 own shares with a carrying value of euro 538. In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 12 — INCOME TAXES

The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of euro 185,000, and euro 666,000 for the years ended December 31, 2001, and 2002 respectively. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets. Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,
	2001	2002
	(In euro 000's)

Deferred tax assets:
Net operating loss carry forwards	198,735	193,223
Excess book over tax depreciation	6,125	6,101
Intangible assets	15,529	12,738
Accounts receivable	294	383
Other deferred tax assets	54	816
Less: Valuation allowance	(207,476)	(203,220)

Total deferred tax assets	€13,261	€10,041
Deferred tax liabilities:
Program rights expensed for tax purposes	(13,261)	(9,058)

Net deferred tax assets	€—	€983

The net deferred tax assets are included in other current assets on the balance sheet.

The tax loss carry-forwards available at December 31, 2002 and their terms are as follows:

Expiration year	Denmark	Norway	Hungary	Finland	Greece	Total
	(In euro 000's)
2003	10,021	—	—	—	—	10,021
2004	3,892	—	11,239	—	—	15,131
2005	4,950	—	5,176	996	—	11,122
2006	3,398	23,338	—	1,093	619	28,448
2007	4,013	18,524	—	1,290	—	23,827
2008	—	16,685	—	1,818	—	18,503
2009	—	2,247	—	822	—	3,069
2010	—	1,699	—	441	—	2,140
2011	—	15,066	—	275	—	15,341
2012	—	2,790	—	573	—	3,363

Total	€26,274	€80,349	€16,415	€7,308	€619	€130,965

Tax losses may be carried forward indefinitely in the following territories:
(In euro 000's)

Luxembourg	251,047
Belgium	4,453
Netherlands	120,690
Sweden	8,072
United Kingdom	51,072
Hungary	13,894

Total tax losses carried forward indefinitely	€449,228

Total tax losses carried forward	€580,193

NOTE 13 — PENSION PLANS

The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2001 and 2002 expenses under these plans were euro 814,000 and euro 1,378,000 respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2002, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately euro 232,460,000. Because the license periods for such programming had not commenced as of December 31, 2002, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

Expense under operating leases, principally for transponder and uplink, amounted to euro 43,783,000 and euro 44,162,000 in the years ended December 31, 2001 and 2002, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2002 are as follows:

Years Ended December 31,	Capital leases	Operating leases	Programming commitment
	(In euro 000's)

2003	€119	€27,338	€122,433
2004	—	27,253	51,159
2005	—	26,375	43,821
2006	—	11,122	15,047
2007	—	7,056	—
Thereafter	—	13,208	—

Minimum lease payments	119	€112,352	€232,460

Imputed interest	(7)

Present value of minimum lease payments	€112

The Company has entered into guarantees and indemnification agreements with third-parties that relate to unconsolidated entities as described in Note 4 for programming commitments. The maximum exposure of these guarantees and indemnification agreements is described within Note 4. The Company has not accrued any liability for their performance under these guarantees as their performance obligation is not considered probable at December 31, 2002.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

NOTE 15 — SEGMENT INFORMATION

	2002	2001
	(In euro 000's)
Turnover by geographical segment
Television operations
TVNorge (in Norway)	50,563	47,130
Kanal 5 (in Sweden)	67,721	54,444
TvDanmark 1 & 2 (in Denmark)	40,088	46,712
VT 4 (in Belgium)	43,344	45,695
SBS6, NET5 & V8 (in the Netherlands)	193,585	160,366
TV 2 (in Hungary)	69,024	69,177
Prima TV (in Romania)	—	2,907
Other	6,322	5,921

Total television operations	470,647	432,352

Radio operations
Denmark	12,926	13,013
Sweden	9,106	9,357
Finland	12,171	12,901
Greece	1,428	717

Total radio operations	35,631	35,988

New Media operations
VT4 Network (in Belgium)	2,130	1,115
Other	2,446	10,398

Total New Media operations	4,576	11,513

Total turnover	€510,854	€479,853

NOTE 16 — DIRECTORS' FEES AND EXPENSES

Directors of SBS with the exception of the Chairman, Harry Evans Sloan, as detailed below, receive no fees or other compensation for serving as a director. Directors are entitled to reimbursement of expenses incurred in connection with attending meetings of the board of directors or its committees. Mr. Sloan receives an annual salary of USD 400,000 plus allowances for office support and an automobile.

NOTE 17 — EMPLOYEES

As of December 31, 2002, we had approximately 1,205 full-time employees (1,120 in 2001), not including employees of ATV, prima TV, Radio Noordzee and TVN. As of that date we also had approximately 483 freelance workers who we hire as independent contractors.

NOTE 18 — SUBSEQUENT EVENTS

On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1,400 million (euro 5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.
During March 2003, we acquired and redeemed $5 million of the 1997 Notes. We recorded a gain of euro 109 on this extinguishments of debt.
On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of euro 1.7 million.
Radio

In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (euro 7.7 million), realizing a loss of euro 0.7 million. We retain 1.7 million warrants that are exercisable into Common Shares of Lions Gate Entertainment Corp.

In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications Inc. and from Norsk Aller AS. The total purchase price of these acquisitions is approximately euro 17.5 million, payable in SBS Common Shares, subject to certain guarantees. The acquisitions closed in September. With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had revenues of approximately euro 12.0 million and euro 5.5 million, respectively.

In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, will be 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our 5 stations and Bonnier's 14 stations closed on October 1, 2003. Bonnier Radio AB had consolidated revenues of approximately euro 11.0 million in 2002.
Following the completion of these transactions, SBS will operate and control 52 radio stations across the major Scandinavian markets.
Television

On September 1, 2003 we acquired certain media assets from Veronica Holding BV in the Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to use the "Veronica" brand for television uses and has rebranded and relaunched its television channel V8 as Veronica in September. In addition, SBS Broadcasting BV acquired the company that publishes the weekly television and radio guide Veronica Magazine. In 2002, Veronica Magazine had revenues in excess of euro 60 million and operating income of approximately euro11 million. Veronica Magazine is the largest weekly publication in the Netherlands with a circulation of approximately 1.1 million. As a result of this transaction Veronica Holding BV was issued a 10% equity interest in SBS Broadcasting BV.

On September 12 2003, we agreed to sell our 30.4% equity interest in TVN in Poland to International Trading and Investments Holdings S.A. ("ITI") for a cash consideration of euro 131.5 million. The transaction, which is subject to ITI raising the required funding through a financing transaction, is expected to close in the fourth quarter of 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING S.A.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
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SBS Broadcasting S.A. Société Anonyme ANNUAL ACCOUNTS December 31, 2002
SBS BROADCASTING S.A. ANNUAL ACCOUNTS
CONTENTS
REPORT OF THE STATUTORY AUDITOR
SBS Broadcasting S.A. Société Anonyme BALANCE SHEET December 31, 2002 (expressed in euro)
SBS Broadcasting S.A. Société Anonyme PROFIT AND LOSS ACCOUNT for the year ended December 31, 2002 (expressed in euro)
SBS Broadcasting S.A. Société Anonyme NOTES TO THE ACCOUNTS December 31, 2002
SBS Broadcasting S.A. Société Anonyme CONSOLIDATED ACCOUNTS December 31, 2002
SBS BROADCASTING S.A. CONSOLIDATED ACCOUNTS
CONTENTS
REPORT OF THE INDEPENDENT AUDITOR
SBS Broadcasting S.A. Société Anonyme CONSOLIDATED BALANCE SHEET December 31, 2002 (expressed in thousands of euro)
SBS Broadcasting S.A. Société Anonyme CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended December 31, 2002 (expressed in thousands of euro)
SBS Broadcasting S.A. Société Anonyme NOTES ON THE CONSOLIDATED ACCOUNTS December 31, 2002
SIGNATURES